News Release
CIBC Announces First Quarter 2011 Results
     Toronto, ON – February 24, 2011 – CIBC (TSX:CM) (NYSE:CM) today reported net income of $799 million for the first quarter ended January 31, 2011, compared with net income of $652 million for the same period last year. Diluted earnings per share (EPS) were $1.92, compared with diluted EPS of $1.58 a year ago. Cash diluted EPS were $1.94(1), compared with cash diluted EPS of $1.60(1) a year ago. Return on equity for the first quarter was 23.3%.
     Results for the first quarter of 2011 were affected by the following two items netting to a negative impact of $0.03 per share:
•	$68 million ($49 million after-tax, or $0.12 per share) loss from the structured credit run-off business; and

•	$43 million ($37 million after-tax, or $0.09 per share) gain on the sale of CIBC Mellon Trust Company’s (CMT) Issuer Services business.
     Net income of $799 million for the first quarter compared with net income of $500 million for the prior quarter. Diluted EPS and cash diluted EPS of $1.92 and $1.94(1), respectively, for the first quarter compared with diluted EPS and cash diluted EPS of $1.17 and $1.19(1), respectively, for the prior quarter, which included items of note aggregating to a negative impact of $0.49 per share.
     CIBC’s Tier 1 and Tangible Common Equity ratios at January 31, 2011 were 14.3% and 10.2%, respectively, up from 13.9% and 9.9%, respectively, at October 31, 2010.
     In December 2010, the Basel Committee on Banking Supervision (BCBS) announced new regulatory capital requirements for global banks. In February 2011, Canada’s regulator, the Office of the Superintendent of Financial Institutions (OSFI), issued advisories confirming the adoption of these requirements in Canada and clarifying the treatment of non-qualifying capital instruments.
     Based on CIBC’s understanding of the OSFI advisories, CIBC expects to exceed the new requirements ahead of the implementation timelines that have been proposed by the BCBS and confirmed by OSFI, while continuing to invest for future growth.
     “CIBC delivered strong results this quarter, with broad-based performance across our core businesses in Retail Markets and Wholesale Banking,” says Gerry McCaughey, CIBC President and Chief Executive Officer. “Our strong earnings growth contributed to the further strengthening of our capital position.”
Core business performance
CIBC Retail Markets reported net income of $627 million for the first quarter, up $100 million from the same quarter last year.
     Revenue of $2.5 billion was up 6% from the first quarter of 2010, primarily due to volume growth in all of our Canadian businesses — personal banking, business banking and wealth management.
     Provision for credit losses of $275 million was down from $367 million in the same quarter last year due to lower write-offs in the cards and personal lending portfolios and lower provisions in commercial banking.

     During the first quarter of 2011, our retail business continued to make progress against our strategy to become the primary financial institution for more of our 11 million clients, by providing strong financial advice and increased access and choice through investments across our franchise:
•	Continuing our innovation in mobile banking, we launched the CIBC Home Advisor App for Canadian homebuyers;

•	We implemented full-service Saturday hours at an additional 36 branches across Canada, enabling CIBC clients to bank at least six days a week at close to 500 branches;

•	We announced our presenting sponsorship of the 2011 International Indian Film Academy Awards (IIFA) which are being held in Canada for the first time in June; and

•	We partnered with CTV to present The Marilyn Denis Show. CIBC’s sponsorship includes regular monthly appearances by CIBC experts providing investment, financial and tax tips.
Wholesale Banking reported net income of $136 million for the first quarter, up $192 million from the prior quarter.
     Revenue of $471 million was up from $238 million in the prior quarter, primarily driven by higher capital markets and corporate and investment banking revenue, as well as lower losses from the structured credit run-off business.
     Credit quality in our corporate loan portfolios remained strong. A net loan loss reversal of $2 million in the first quarter was driven by reversals in our U.S. leveraged finance portfolio that more than offset losses in our U.S. commercial real estate portfolio. Losses in our U.S. commercial real estate portfolio were $5 million, down from $8 million in the prior quarter.
            Wholesale Banking had several notable achievements during the first quarter:
•	We acted as financial advisor to Inmet Mining Corporation on a proposed merger with Lundin Mining Corporation valued at $9.0 billion;

•	We led a $4.2 billion, 2-tranche offering by Canada Housing Trust No. 1;

•	We co-led and were joint bookrunner for Husky Energy Inc.’s $1.0 billion offering of common shares;

•	We co-led the underwriting of $1.0 billion of Senior Notes for Bell Canada;

•	We co-led and were joint bookrunner for Shoppers Drug Mart’s $750 million revolving credit facility;

•	We acted as the exclusive financial advisor to Baffinland Iron Mines Corporation on its proposed sale to Arcelor-Mittal and Nunavut Iron Ore Holdings for $590 million;

•	We co-led and were joint bookrunner for a $578 million common share offering by Brookfield Asset Management; and

•	We co-led and were joint bookrunner for the $345 million Initial Public Offering of Whistler Blackcomb Holdings Inc.
Structured credit run-off progress
While delivering a strong quarter of results in our core businesses, we continued to reduce exposures in our structured credit run-off business, completing several transactions that in aggregate reduced the notional amount of underlying positions by approximately $2 billion (US$2 billion) with a minimal impact on earnings.
     As at January 31, 2011, the fair value net of credit valuation adjustments of purchased protection from financial guarantor counterparties was $0.6 billion (US$0.6 billion), of which $0.4 billion (US$0.4 billion) was receivable from financial guarantors with investment grade ratings from the major credit rating agencies. While we have taken steps to reduce our exposure, further significant losses could result, depending on the performance of both the underlying assets and the financial guarantors.
     “CIBC delivered another solid performance during the first quarter,” says Mr. McCaughey. “The investments we are making in our retail and wholesale businesses are furthering our strength in Canada and positioning us well for the future.”
CIBC in our communities
CIBC is committed to supporting causes that matter to our clients, our employees and our communities. During the quarter:
•	CIBC’s 2010 United Way campaign raised more than $7.9 million. Of the total amount raised, $4.7 million was raised by CIBC employees and retirees through personal donations, hundreds of volunteer fundraising events and participation in United Way Days of Caring across Canada;

•	On December 1, 2010, CIBC Wood Gundy investment advisors and Wholesale Banking sales and trading staff combined to raise a record $4.1 million on CIBC Miracle Day. The proceeds from this annual event are invested in children’s charities in communities across Canada;

•	CIBC completed the third year in its five-year, $1 million sponsorship of ReConnect: Career Renewal for Returning Professional Women™. Another 16 women graduated from the seven-day immersion program at the Richard Ivey School of Business, bringing the total number of graduates to date to 50; and

•	In November, CIBC employees raised more than $320,000 in support of Prostate Cancer Canada through the 2010 Movember campaign. CIBC was named the top Canadian fundraising team for the third consecutive year and was named the #2 fundraising team in the world for the second consecutive year.

(1)	For additional information, see the “Non-GAAP measures” section.
Investor and analyst inquiries should be directed to Geoff Weiss, Vice-President, Investor Relations, at 416-980-5093. Media inquiries should be directed to Rob McLeod, Senior Director, Communications and Public Affairs, at 416-980-3714, or to Mary Lou Frazer, Senior Director, Investor & Financial Communications, at 416-980-4111.
The information on the following pages forms a part of this press release.
(The board of directors of CIBC reviewed this press release prior to it being issued. CIBC’s controls and procedures support the ability of the President and Chief Executive Officer and the Chief Financial Officer of CIBC to certify CIBC’s first quarter financial report and controls and procedures. CIBC’s CEO and CFO will voluntarily provide to the Securities and Exchange Commission a certification relating to CIBC’s first quarter financial information, including the attached unaudited interim consolidated financial statements, and will provide the same certification to the Canadian Securities Administrators.)

MANAGEMENT’S DISCUSSION AND ANALYSIS
Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s results of operations and financial condition for the quarter ended January 31, 2011, compared with prior quarters. The MD&A should be read in conjunction with our 2010 Annual Report and the unaudited interim consolidated financial statements included in this report, which has been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Unless otherwise indicated, all amounts in the MD&A are expressed in Canadian dollars. Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period. This MD&A is current as of February 23, 2011. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used throughout this quarterly report can be found on pages 184 to 187 of our 2010 Annual Report.
Contents

4	First quarter financial highlights
5	Overview
5	Financial results
6	Significant event
6	Outlook for 2011
7	Review of quarterly financial information
8	Non-GAAP measures
8	SBU overview
9	CIBC Retail Markets
11	Wholesale Banking
13	Corporate and Other
14	Structured credit run-off business and other selected activities
14	Structured credit run-off business
16	Other selected activities
17	Financial condition
17	Review of consolidated balance sheet
18	Capital resources
19	Off-balance sheet arrangements
20	Management of risk
20	Risk overview
20	Credit risk
22	Market risk
24	Liquidity risk
24	Other risks
25	Accounting and control matters
25	Critical accounting policies and estimates
26	Contingent liabilities
27	U.S. regulatory developments
27	Transition to International Financial Reporting Standards (IFRS)
28	Controls and procedures
A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements made in the “Core business performance”, “Structured credit run-off progress”, “Overview — Income Taxes”, “Overview — Outlook for 2011”, “Structured credit run-off business”, “Capital Resources”, and “Accounting and Control Matters” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for 2011 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Overview — Outlook for 2011” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, operational, reputation and legal, regulatory and environmental risk; legislative or regulatory developments in the jurisdictions where we operate; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; changes in monetary and economic policy; currency value fluctuations; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC First Quarter 2011	3

FIRST QUARTER FINANCIAL HIGHLIGHTS

	As at or for the three months ended
	2011	2010	2010
Unaudited	Jan. 31	Oct. 31	Jan. 31

Financial results ($ millions)
Net interest income	$1,610	$1,645	$1,514
Non-interest income	1,491	1,609	1,547

Total revenue	3,101	3,254	3,061
Provision for credit losses	209	150	359
Non-interest expenses	1,822	1,860	1,748

Income before taxes and non-controlling interests	1,070	1,244	954
Income tax expense	268	742	286
Non-controlling interests	3	2	16

Net income	$799	$500	$652

Financial measures
Efficiency ratio	58.8%	57.2%	57.1%
Cash efficiency ratio, taxable equivalent basis (TEB) (1)	57.7%	56.4%	56.6%
Return on equity	23.3%	14.6%	21.5%
Net interest margin	1.80%	1.83%	1.76%
Net interest margin on average interest-earning assets (2)	2.08%	2.15%	2.08%
Return on average assets	0.89%	0.56%	0.76%
Return on average interest-earning assets (2)	1.03%	0.66%	0.90%
Total shareholder return	(1.40)%	12.12%	4.40%

Common share information
Per share - basic earnings	$1.92	$1.17	$1.59
- cash basic earnings (1)	1.95	1.19	1.61
- diluted earnings	1.92	1.17	1.58
- cash diluted earnings (1)	1.94	1.19	1.60
- dividends	0.87	0.87	0.87
- book value	32.98	32.17	29.91
Share price - high	81.05	79.50	70.66
- low	75.12	66.81	61.96
- closing	76.27	78.23	63.90
Shares outstanding (thousands)
- average basic	393,193	391,055	384,442
- average diluted	394,195	392,063	385,598
- end of period	394,848	392,739	386,457
Market capitalization ($ millions)	$30,115	$30,724	$24,695

Value measures
Dividend yield (based on closing share price)	4.5%	4.4%	5.4%
Dividend payout ratio	45.2%	74.3%	54.8%
Market value to book value ratio	2.31	2.43	2.14

On- and off-balance sheet information ($ millions)
Cash, deposits with banks and securities	$102,990	$89,660	$84,334
Loans and acceptances, net of allowance	185,261	184,576	180,115
Total assets	363,219	352,040	337,239
Deposits	258,983	246,671	224,269
Common shareholders’ equity	13,021	12,634	11,558
Average assets	354,267	355,868	340,822
Average interest-earning assets (2)	307,606	302,907	288,575
Average common shareholders’ equity	12,870	12,400	11,269
Assets under administration (3)	1,344,843	1,260,989	1,173,180

Balance sheet quality measures
Risk-weighted assets ($ billions)	$107.0	$106.7	$112.1
Tangible common equity ratio (1)	10.2%	9.9%	8.4%
Tier 1 capital ratio	14.3%	13.9%	13.0%
Total capital ratio	18.4%	17.8%	17.1%

Other information
Retail / wholesale ratio (1)(4)	75% / 25%	74% / 26%	72% / 28%
Full-time equivalent employees	42,078	42,354	41,819

(1)	For additional information, see the “Non-GAAP measures” section.

(2)	Average interest-earning assets include interest-bearing deposits with banks, securities, securities borrowed or purchased under resale agreements, and loans.

(3)	Includes assets under administration or custody of CIBC Mellon Global Securities Services Company, which is a 50/50 joint venture between CIBC and The Bank of New York Mellon.

(4)	The ratio represents the amount of economic capital attributed to the business lines as at the end of the period.

4	CIBC First Quarter 2011

OVERVIEW
Financial results
Net income for the quarter was $799 million, compared to net income of $652 million for the same quarter last year and net income of $500 million for the prior quarter.
     Our results for the current quarter were impacted by the following items:
•	$68 million ($49 million after-tax) loss on the structured credit run-off business; and
•	$43 million ($37 million after-tax) gain on sale of CIBC Mellon Trust Company’s (CMT) Issuer Services business.
Net interest income
Net interest income was up $96 million or 6% from the same quarter last year, largely due to solid volume growth across most retail products, including the impact of the acquisition of the MasterCard portfolio on September 1, 2010, partially offset by lower income in FirstCaribbean International Bank (FirstCaribbean) and narrower spreads in business banking. The current quarter had higher trading-related net interest income and lower income from U.S. real estate finance.
     Net interest income was down $35 million or 2% from the prior quarter, mainly due to lower treasury net interest income. Volume growth in retail products, including the impact of the acquisition of the MasterCard portfolio was partially offset by narrower spreads in business banking. The current quarter had higher trading-related net interest income, while the prior quarter benefited from higher interest income on tax reassessments.
Non-interest income
Non-interest income was down $56 million or 4% from the same quarter last year. The structured credit run-off business had losses in the current quarter compared to gains in the same quarter last year. The current quarter had lower trading revenue, lower card fees, lower net losses on fair value option swaps and securities, and lower gains net of write-downs on available-for-sale (AFS) securities. These factors were mostly offset by higher income from securitized assets, higher fees from mutual funds, underwriting and advisory activities and insurance, and higher commissions on securities transactions.
     Non-interest income was down $118 million or 7% from the prior quarter. Foreign exchange gains on capital repatriation activities of $411 million were included in the prior quarter. The current quarter benefited from lower losses in the structured credit run-off business, the gain on the sale of CMT’s Issuer Services business, and lower losses on fair value option swaps and securities. In addition, fees from underwriting and advisory activities and mutual funds, income from equity-accounted investments, and commissions on securities transactions were higher in the current quarter. These factors were partially offset by lower gains net of write-downs on AFS securities.
Provision for credit losses
The total provision for credit losses was down $150 million or 42% from the same quarter last year. The specific provision for credit losses in the consumer portfolios was down $72 million, primarily due to lower write-offs in the cards and personal lending portfolios and improvements in delinquencies in the personal lending portfolio. The specific provision for credit losses in the business and government lending portfolio decreased $59 million, largely due to the improvement in our portfolios in Canada and the U.S. The change in the general provision for credit losses was favourable by $19 million from the same quarter last year, largely attributable to improving delinquencies in the cards portfolio.
     The total provision for credit losses was up $59 million or 39% from the prior quarter. The specific provision for credit losses in the consumer portfolios was up $11 million, mainly attributable to higher provisions in FirstCaribbean portfolios and the expected losses arising from the newly acquired MasterCard portfolio. The specific provision for credit losses in the business and government lending portfolio remained flat when compared with the prior quarter. The reversal in the general provision for credit losses was $17 million this quarter, compared with $65 million in the prior quarter. The current quarter had lower reversals in the cards portfolio, while the prior quarter included a refinement to how we calculate our general allowance for small business and the establishment of an allowance for the newly acquired MasterCard portfolio.
Non-interest expenses
Non-interest expenses were up $74 million or 4% from the same quarter last year, mainly due to higher employee compensation and benefits driven by an increase in both performance-based compensation and pension expense, and servicing fees related to the MasterCard portfolio. The prior year quarter included a settlement made with the Ontario Securities Commission (OSC) related to our participation in the asset-backed commercial paper (ABCP) market.
     Non-interest expenses were down $38 million or 2% from the prior quarter, primarily due to lower costs related to computer, software and office equipment, professional fees, advertising and business development, and occupancy. These were partially offset by increased employee compensation and benefits, driven by higher performance-based compensation and pension expense.
Income taxes
Income tax expense was down $18 million or 6% from the same quarter last year. The prior year quarter included a future tax asset write-down of $25 million related to the enactment of lower Ontario corporate tax rates. The current quarter benefited from a lower Canadian statutory tax rate.

CIBC First Quarter 2011	5

     Income tax expense was down $474 million or 64% from the prior quarter, mainly due to the tax expense of $528 million on capital repatriation activities included in the prior quarter.
     At the end of the quarter, our future income tax asset was $566 million, net of a $67 million (US$67 million) valuation allowance. Included in the future income tax asset were $229 million related to Canadian non-capital loss carryforwards that expire in 18 years, $54 million related to Canadian capital loss carryforwards that have no expiry date, and $191 million related to our U.S. operations. Accounting standards require a valuation allowance when it is more likely than not that all, or a portion of, a future income tax asset will not be realized prior to its expiration. Although realization is not assured, we believe that based on all available evidence, it is more likely than not that all of the future income tax asset, net of the valuation allowance, will be realized.
     In prior years, the Canada Revenue Agency (CRA) issued reassessments disallowing the deduction of approximately $3.0 billion of the 2005 Enron settlement payments and related 2005 and 2006 legal expenses. In 2010, we filed Notices of Appeal with the Tax Court of Canada. On September 30 and November 12, 2010, we received Replies from the Department of Justice which confirmed CRA’s reassessments. The matter is proceeding to litigation. We believe that we will be successful in sustaining at least the amount of the accounting tax benefit recognized to date. Should we successfully defend our tax filing position in its entirety, we would be able to recognize an additional accounting tax benefit of $214 million and taxable refund interest of approximately $169 million. Should we fail to defend our position in its entirety, additional tax expense of approximately $865 million and non-deductible interest of approximately $128 million would be incurred.
Foreign exchange
The estimated impact of U.S. dollar translation on the interim consolidated statement of operations for the quarter was as follows:

	2011	2010	2010
$ millions, for the three months ended	Jan. 31	Oct. 31	Jan. 31

Estimated decrease on:
Total revenue	$(10)	$(2)	$(13)
Provision for credit losses	—	—	(1)
Non-interest expense	(5)	(1)	(4)
Income taxes and non-controlling interest	(1)	(1)	(1)
Net income	(4)	—	(7)

C$ vs US$- average appreciation from the corresponding prior quarter	3%	1%	2%

Our results for the prior quarters were affected by the following items:

Q4, 2010
•	$177 million ($122 million after-tax) loss on the structured credit run-off business;
•	$411 million ($117 million loss after-tax) of foreign exchange gains on capital repatriation activities; and
•	$65 million ($45 million after-tax) reversal of provision for credit losses in the general allowance.
Q1, 2010
•	$25 million ($17 million after-tax) gain from the structured credit run-off business;
•	$25 million future tax asset write-down resulting from the enactment of lower Ontario corporate tax rates; and
•	$17 million ($12 million after-tax) negative impact of changes in credit spreads on the mark-to-market (MTM) of credit derivatives in our corporate loan hedging programs.
Significant event
Sale of CIBC Mellon Trust Company’s Issuer Services business
Effective November 1, 2010, CMT, a 50/50 joint venture between CIBC and The Bank of New York Mellon, sold its Issuer Services business (stock transfer and employee share purchase plan services). As a result of the sale, CIBC recorded an after-tax gain of $37 million which is net of estimated claw-back and post-closing adjustments that will be settled effective November 1, 2011. CMT’s Issuer Services business results were reported in CIBC’s Corporate and Other reporting segment and the results of its operations were not considered significant to CIBC’s consolidated results.
Outlook for 2011
Both the Canadian and U.S. economies are expected to continue on a moderate path to recovery in 2011. New U.S. tax cuts announced in December, coupled with the strength of recent economic data, have raised our outlook for U.S. real GDP growth by approximately a percentage point, to nearly 3%, and boosted Canada’s outlook by nearly a full percentage point to approximately 2.6%. Canadian exports are expected to benefit from stronger commodity prices, but the pace of recovery will be held back by a strong Canadian dollar. The domestic economy should see stronger business capital spending, but a slower pace to home building and government spending. The absence of core inflation risks should keep interest rates on a path leading to a gradual increase over the course of the year, leading to a moderation in growth in consumer and housing demand.
     CIBC Retail Markets is expected to face slower growth in demand for mortgages and household credit, and modest improvements in demand for business credit. The lagged impacts of the earlier recession on credit quality will

6	CIBC First Quarter 2011

continue to fade, allowing for an improvement in delinquencies and a reduction in personal bankruptcies. Demand for investment products should increase as confidence gradually improves.
     Wholesale Banking should benefit from a healthier pace of issuance of equities and bonds, with governments remaining heavy borrowers and businesses taking advantage of stronger capital markets. Merger and acquisition activity could increase as confidence improves. Corporate credit demand should be supported by growth in capital spending, although the public debt market and internal cash flows will be a competitive source of funding. U.S. real estate finance could remain slow given an overhang of vacant properties. Corporate default rates could remain contained as we move further from the prior recession.
Review of quarterly financial information

	2011	2010				2009
$ millions, except per share amounts,
for the three months ended	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30

Revenue
CIBC Retail Markets	$2,536	$2,480	$2,472	$2,334	$2,402	$2,356	$2,318	$2,223
Wholesale Banking	471	238	315	548	613	503	552	(213)
Corporate and Other	94	536	62	39	46	29	(13)	151

Total revenue	3,101	3,254	2,849	2,921	3,061	2,888	2,857	2,161
Provision for credit losses	209	150	221	316	359	424	547	394
Non-interest expenses	1,822	1,860	1,741	1,678	1,748	1,669	1,699	1,639

Income before taxes and non-controlling interests	1,070	1,244	887	927	954	795	611	128
Income tax expense	268	742	244	261	286	145	172	174
Non-controlling interests	3	2	3	6	16	6	5	5

Net income (loss)	$799	$500	$640	$660	$652	$644	$434	$(51)

Earnings (loss) per share - basic	$1.92	$1.17	$1.54	$1.60	$1.59	$1.57	$1.02	$(0.24)
- diluted (1)	$1.92	$1.17	$1.53	$1.59	$1.58	$1.56	$1.02	$(0.24)

(1)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.
Our quarterly results are modestly affected by seasonal factors. The first quarter is normally characterized by increased credit card purchases over the holiday period. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July — third quarter and August — fourth quarter) typically experience lower levels of capital markets activity, which affects our brokerage, investment management, and wholesale banking activities.
     CIBC Retail Markets revenue was up over the period mainly reflecting volume growth. The acquisition of the MasterCard portfolio in September 2010 benefited revenue starting in the fourth quarter of 2010. Wholesale Banking revenue is influenced to a large extent by capital market conditions. In the first half of 2009 and the second half of 2010, Wholesale Banking revenue was adversely affected by losses in the structured credit run-off business. Corporate and Other revenue included foreign exchange gains on capital repatriation activities in the fourth quarter of 2010 and the second quarter of 2009. The current quarter included the gain on sale of CMT’s Issuer Services business.
     The provision for credit losses is dependent upon the credit cycle in general and on the credit performance of the loan portfolios. Retail lending provisions trended higher into the third quarter of 2009 largely due to higher losses in the cards and personal lending portfolios. This was the result of both volume growth as well as economic deterioration in the consumer sector. Losses in the cards and personal lending portfolios improved in 2010. Wholesale Banking provisions stabilized in 2010, reflecting improved economic conditions in both the U.S. and Europe.
     Non-interest expenses were fairly constant throughout the period with higher employee compensation and benefits and occupancy costs during 2010.
     Income taxes vary with changes in income subject to tax, and the jurisdictions in which the income is earned. Taxes can also be affected by the impact of significant items. Tax-exempt income increased in the current and prior quarters. The fourth quarter of 2010 and the second quarter of 2009 included income tax expense on capital repatriation activities. The first quarter of 2010 and the second quarter of 2009 included write-downs of future tax assets. The fourth quarter of 2009 included a tax benefit, primarily from a positive revaluation of future tax assets.
     The first quarter of 2010 included the minority interest related to the gain on the sale of a U.S. investment.

CIBC First Quarter 2011	7

NON-GAAP MEASURES
We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP, while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP financial measures useful in analyzing financial performance. For a more detailed discussion on our non-GAAP measures, see page 42 of the 2010 Annual Report.
     The following table provides a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis. The reconciliations of the non-GAAP measures of our strategic business units (SBUs) are provided in their respective sections.

		As at or for the three months ended
		2011	2010	2010
$ millions, except per share amounts		Jan. 31	Oct. 31	Jan. 31

Net interest income		$1,610	$1,645	$1,514
Non-interest income		1,491	1,609	1,547

Total revenue per interim financial statements		3,101	3,254	3,061
TEB adjustment		39	26	8

Total revenue (TEB) (1)	A	$3,140	$3,280	$3,069

Trading revenue		$139	$86	$379
TEB adjustment		39	26	7

Trading revenue (TEB) (1)		$178	$112	$386

Non-interest expenses per interim financial statements		$1,822	$1,860	$1,748
Less: amortization of other intangible assets		11	11	10

Cash non-interest expenses (1)	B	$1,811	$1,849	$1,738

Net income applicable to common shares		$757	$458	$610
Add: after-tax effect of amortization of other intangible assets		9	8	8

Cash net income applicable to common shares (1)	C	$766	$466	$618

Basic weighted-average common shares (thousands)	D	393,193	391,055	384,442
Diluted weighted-average common shares (thousands)	E	394,195	392,063	385,598

Cash efficiency ratio (TEB) (1)	B/A	57.7%	56.4%	56.6%
Cash basic earnings per share (1)	C/D	$1.95	$1.19	$1.61
Cash diluted earnings per share (1)	C/E	$1.94	$1.19	$1.60

(1)	Non-GAAP measure.
SBU OVERVIEW
CIBC has two SBUs: CIBC Retail Markets and Wholesale Banking. These SBUs are supported by five functional groups — Technology and Operations; Corporate Development; Finance (including Treasury); Administration; and Risk Management. The activities of these functional groups are included within Corporate and Other, with their revenue, expenses, and balance sheet resources generally being allocated to the business lines within the SBUs.
     During the quarter, general allowance for credit losses related to FirstCaribbean, previously reported within CIBC Retail Markets, has been included within Corporate and Other. Prior period information has been restated.
     Besides the change noted above, the key methodologies and assumptions used in reporting financial results of our SBUs remain unchanged from October 31, 2010. These are periodically reviewed by management to ensure they remain valid. For further details, see page 43 of the 2010 Annual Report.

8	CIBC First Quarter 2011

CIBC RETAIL MARKETS
CIBC Retail Markets comprises CIBC’s personal banking, business banking and wealth management businesses. We provide a full range of financial products, services and advice to nearly 11 million personal, business and wealth management clients in Canada and the Caribbean, as well as investment management services globally to retail and institutional clients in Hong Kong, Singapore and the Caribbean.
Results (1)

	For the three months ended
	2011	2010	2010
$ millions	Jan. 31	Oct. 31 (2)	Jan. 31 (2)

Revenue
Personal banking	$1,682	$1,653	$1,601
Business banking	348	355	331
Wealth management	393	355	346
FirstCaribbean	129	127	157
Other	(16)	(10)	(33)

Total revenue (a)	2,536	2,480	2,402
Provision for credit losses	275	242	367
Non-interest expenses (b)	1,413	1,425	1,314

Income before taxes and non-controlling interests	848	813	721
Income tax expense	218	228	189
Non-controlling interests	3	2	5

Net income (c)	$627	$583	$527

Efficiency ratio (b/a)	55.7%	57.5%	54.7%
Amortization of other intangible assets (d)	$9	$8	$7
Cash efficiency ratio (3) ((b-d)/a)	55.4%	57.1%	54.4%
Return on equity (3)	46.2%	44.9%	42.2%
Charge for economic capital (3) (e)	$(183)	$(176)	$(173)
Economic profit (3) (c+e)	$444	$407	$354
Full-time equivalent employees	29,097	29,106	28,933

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.

(2)	Certain prior period information has been restated to conform to the presentation of the current period.

(3)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income for the quarter was $627 million, an increase of $100 million or 19% from the same quarter last year. Revenue increased by 6% as a result of solid volume growth across business segments, including the impact of the acquisition of the MasterCard portfolio in the prior quarter, and higher fees and commissions, partially offset by the impact of lower revenue from FirstCaribbean. Provision for credit losses was down 25% from the same quarter last year while expenses were up 8%.
     Net income was up $44 million or 8% compared with the prior quarter as revenue increased by 2% due to volume growth across business segments, including the impact of the acquisition of the MasterCard portfolio and higher fees and commissions. Non-interest expenses were down 1% from the prior quarter.
Revenue
Revenue was up $134 million or 6% from the same quarter last year.
     Personal banking revenue was up $81 million or 5%, primarily driven by solid volume growth across most products, including the impact of the acquisition of the MasterCard portfolio.
     Business banking revenue was up $17 million or 5%, primarily due to solid volume growth across most products, partially offset by narrower spreads.
     Wealth management revenue was up $47 million or 14%, primarily due to market-driven increases in asset values and higher trading volumes.
     FirstCaribbean revenue was down $28 million or 18%, primarily due to the impact of a stronger Canadian dollar, and lower volumes and spreads.
     Other revenue was up $17 million due to higher treasury allocations.
Revenue was up $56 million from the prior quarter.
     Personal banking revenue was up $29 million, primarily due to volume growth including the impact of the acquisition of the MasterCard portfolio.
     Business banking revenue was down $7 million, primarily due to narrower spreads and lower fees, partially offset by volume growth.

CIBC First Quarter 2011	9

     Wealth management revenue was up $38 million, mainly due to higher trading volumes and market-driven increases in asset values.
     Other revenue was down $6 million due to lower treasury allocations.
Provision for credit losses
Provision for credit losses was down $92 million or 25% from the same quarter last year. The decrease related to lower write-offs in the cards and personal lending portfolios, improvements in delinquencies in the personal lending portfolio, and lower provisions in commercial banking.
     Provision for credit losses was up $33 million from the prior quarter largely due to higher provisions in FirstCaribbean and the expected losses in the acquired MasterCard portfolio.
Non-interest expenses
Non-interest expenses were up $99 million or 8% from the same quarter last year. The increase was primarily due to higher corporate support costs, performance-based compensation, pension expenses, and servicing fees related to the MasterCard portfolio.
     Non-interest expenses were down $12 million from the prior quarter. The decrease was primarily due to timing of project expenses and lower advertising costs, partially offset by higher performance-based compensation.
Income taxes
Income taxes were up $29 million from the same quarter last year mainly due to higher income, partially offset by a lower effective tax rate.
     Income taxes were down $10 million from the prior quarter due to a lower effective tax rate, partially offset by higher income.

10	CIBC First Quarter 2011

WHOLESALE BANKING
Wholesale Banking provides a wide range of credit, capital markets, investment banking, merchant banking and research products and services to government, institutional, corporate and retail clients in Canada and in key markets around the world.
Results (1)

	For the three months ended
	2011	2010	2010
$ millions	Jan. 31	Oct. 31	Jan. 31

Revenue (TEB) (2)
Capital markets	$304	$218	$277
Corporate and investment banking	196	136	212
Other	10	(90)	132

Total revenue (TEB) (2) (a)	510	264	621
TEB adjustment	39	26	8

Total revenue (b)	471	238	613
(Reversal of) provision for credit losses	(2)	8	24
Non-interest expenses (c)	303	327	318

Income (loss) before taxes and non-controlling interests	170	(97)	271
Income tax expense (benefit)	34	(41)	76
Non-controlling interests	—	—	11

Net income (loss) (d)	$136	$(56)	$184

Efficiency ratio (c/b)	64.3%	n/m	52.0%
Cash efficiency ratio (TEB) (2) (c/a)	59.3%	n/m	51.2%
Return on equity (2)	29.1%	(14.1)%	35.7%
Charge for economic capital (2) (e)	$(62)	$(61)	$(71)
Economic (loss) profit (2) (d+e)	$74	$(117)	$113
Full-time equivalent employees	1,149	1,159	1,050

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.

(2)	For additional information, see the “Non-GAAP measures” section.

n/m	Not meaningful.
Financial overview
Net income for the quarter was $136 million, down $48 million from the same quarter last year, mainly due to losses in the structured credit run-off business compared to gains in the last year quarter. Revenue from capital markets was higher and the credit losses were in a recovery position. The last year quarter had a gain on the sale of a U.S. investment.
     Net income was up $192 million from the prior quarter, mainly due to higher capital markets and corporate and investment banking revenue, lower losses in the structured credit run-off business, and lower non-interest expenses.
Revenue (TEB) (2)
Revenue was down $111 million from the same quarter last year.
     Capital markets revenue was up $27 million, primarily due to higher revenue from derivatives trading and equity sales.
     Corporate and investment banking revenue was down $16 million, mainly due to a gain on the sale of a U.S. investment in the last year quarter and lower revenue from U.S. real estate finance, partially offset by higher advisory and corporate lending revenue.
     Other revenue was down $122 million, primarily due to losses in the structured credit run-off business compared to gains in the same quarter last year.
Revenue was up $246 million from the prior quarter.
     Capital markets revenue was up $86 million, mainly due to higher revenue from fixed income, equity derivatives trading, and equity issuances.
     Corporate and investment banking revenue was up $60 million, primarily due to higher revenue from advisory, equity issuances, and corporate lending activities.
     Other revenue was up $100 million due to lower losses in the structured credit run-off business and higher gains in the legacy merchant banking portfolio compared to the prior quarter. The prior quarter included interest income on income tax reassessments.
(Reversal of) provision for credit losses
Reversal of credit losses was $2 million compared to a provision for credit losses of $24 million in the same quarter last year and $8 million in the prior quarter, mainly due to lower losses in the U.S. real estate finance portfolio.

CIBC First Quarter 2011	11

Non-interest expenses
Non-interest expenses were down $15 million or 5% from the same quarter last year, primarily due to the ABCP settlement in the prior year quarter, partially offset by higher performance-based compensation in the current quarter.
     Non-interest expenses were down $24 million or 7% from the prior quarter, primarily due to lower litigation expenses, professional fees, and employee-related expenses.
Income taxes
Income tax expense was down $42 million from the same quarter last year, primarily due to the impact of the structured credit run-off business. The current quarter included a higher level of tax-exempt income.
     Income tax expense was $34 million, compared to a benefit of $41 million in the prior quarter, due to higher income, including the impact of the structured credit run-off business.

12	CIBC First Quarter 2011

CORPORATE AND OTHER
Corporate and Other comprises the five functional groups — Technology and Operations; Corporate Development; Finance (including Treasury); Administration; and Risk Management — that support CIBC’s SBUs. It also includes the CIBC Mellon joint ventures, and other income statement and balance sheet items, including the general allowance, not directly attributable to the business lines. The impact of securitization is retained within Corporate and Other. The remaining revenue and expenses are generally allocated to the SBUs.
Results (1)

	For the three months ended
	2011	2010	2010
$ millions	Jan. 31	Oct. 31 (2)	Jan. 31 (2)

Total revenue	$94	$536	$46
Reversal of credit losses	(64)	(100)	(32)
Non-interest expenses	106	108	116

Income (loss) before taxes	52	528	(38)
Income tax expense	16	555	21

Net income (loss)	$36	$(27)	$(59)

Full-time equivalent employees	11,832	12,089	11,836

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.

(2)	Certain prior period information has been restated to conform to the presentation of the current period.
Financial overview
Net income for the quarter was $36 million compared to a net loss of $59 million in the same quarter last year. This was primarily due to the gain on sale of CMT’s Issuer Services business, higher interest income on income tax reassessments, higher reversal of credit losses in the general allowance, and lower unallocated corporate support costs.
     Net income for the quarter was $36 million compared to a net loss of $27 million in the prior quarter. The prior quarter included a $117 million net loss on capital repatriation activities. In the current quarter, lower unallocated treasury revenue and a lower reversal of credit losses in the general allowance were partially offset by the gain on sale of CMT’s Issuer Services business.
Revenue
Revenue was up $48 million from the same quarter last year, mainly due to the gain on sale of CMT’s Issuer Services business, and interest income on income tax reassessments.
     Revenue was down $442 million from the prior quarter. The prior quarter included a $411 million foreign exchange gain on capital repatriation activities. The current quarter had lower unallocated treasury revenue and the gain on sale of CMT’s Issuer Services business.
Reversal of credit losses
Reversal of credit losses was up $32 million from the same quarter last year, primarily due to a higher reversal of credit losses in the general allowance attributable to improving delinquencies in the cards portfolio.
     Reversal of credit losses was down $36 million from the prior quarter, primarily due to a lower reversal of credit losses in the general allowance. The current quarter had lower reversals in the cards portfolio, while the prior quarter included a refinement to how we calculate our general allowance for small business and the establishment of an allowance for the newly acquired MasterCard portfolio.
Non-interest expenses
Non-interest expenses were down $10 million from the same quarter last year and down $2 million from the prior quarter, primarily due to lower unallocated corporate support costs.
Income taxes
Income tax expense was down $5 million from the same quarter last year. The prior year quarter included a write-down of future tax assets. The current quarter had higher income.
     Income tax expense was down $539 million from the prior quarter. The prior quarter included a $528 million tax expense related to the capital repatriation activities noted above.

CIBC First Quarter 2011	13

STRUCTURED CREDIT RUN-OFF BUSINESS
AND OTHER SELECTED ACTIVITIES
Structured credit run-off business
In fiscal 2008, management established a focused team with the mandate to manage and reduce the residual positions in the business.
Results (pre-tax basis)
Net loss for the quarter was $68 million (US$68 million), compared with net income of $25 million (US$23 million) for the same quarter last year and net loss of $177 million (US$171 million) for the prior quarter.
     The net loss for the quarter was due to a reduction in the value of receivables related to purchased protection from financial guarantors (on loan assets that are carried at amortized cost resulting from an improvement in the MTM of the underlying positions), the negative impact of the change in the value of a limited recourse note (issued to a third-party investor in 2008), and losses from sales and terminations which were completed to reduce our structured credit positions. These were partially offset by a decrease in credit valuation adjustment (CVA) relating to financial guarantors, driven by MTM recoveries for certain underlying assets, and gains on unhedged positions. The total CVA gain for financial guarantors was $27 million (US$26 million) for the quarter.
     During the quarter, sales and terminations resulted in notional reductions in securities of US$660 million, written credit derivatives of US$800 million, and purchased credit derivatives of US$533 million. The completion of these transactions resulted in an aggregate pre-tax loss of $11 million (US$11 million).
Position summary
The following table summarizes our positions within our structured credit run-off business.

					Written credit
					derivatives, liquidity		Credit protection purchased from:
US$ millions, as at January 31, 2011		Investments and loans (1)			and credit facilities		Financial guarantors		Others
		Fair	Fair	Carrying
		value of	value of	value of		Fair
		trading	securities	securities		value of		Fair value		Fair value
		and AFS	classified	classified		written credit		net of		net of
	Notional	securities	as loans	as loans	Notional	derivatives	Notional	CVA	Notional	CVA

USRMM — CDO	$2,993	$257	$—	$—	$1,754	$1,415	$—	$—	$384	$333
CLO	6,855	56	6,252	6,257	3,917	161	9,286	290	413	21
Corporate debt	—	—	—	—	7,528	137	—	—	7,532	141
Other	1,418	502	448	527	947	77	572	127	120	6
Unmatched	—	—	—	—	—	—	2,621	204	—	—

	$11,266	$815	$6,700	$6,784	$14,146	$1,790	$12,479	$621	$8,449	$501

Oct. 31, 2010	$12,006	$855	$7,284	$7,428	$15,163	$1,997	$13,102	$719	$8,469	$574

(1)	Excluded from the table above are certain trading securities with a fair value of US$737 million that are held in consolidated variable interest entities (VIEs), as changes in fair value of these securities will be offset by changes in fair value of liabilities in the consolidated VIEs. Also excluded from this table are equity and surplus notes that we obtained in consideration for commutation of our USRMM contracts with financial guarantors with a notional of US$249 million and a carrying value of US$18 million.
U.S. residential mortgage market (USRMM) — collateralized debt obligation (CDO)
Our net USRMM positions, comprising securities and written credit derivatives, were US$596 million as at January 31, 2011. A significant portion of the value in our USRMM positions was from commercial mortgage-backed securities (CMBS) collateral that comprised a relatively small percentage of the notional at the inception of these positions. Approximately 87% of the positions were hedged through the issuance of the limited recourse note. The limited recourse note is not included in the table above. Approximately 9% of the positions were hedged through purchased protection from a large U.S.-based diversified multinational insurance and financial services company with which CIBC has market-standard collateral arrangements. The remaining positions were unhedged. None of our USRMM positions are hedged with financial guarantors as at January 31, 2011.
Collateralized loan obligation (CLO)
Our CLO positions consist of super senior tranches of CLOs backed by diversified pools of U.S. (72%) and European-based (28%) non-investment grade senior secured leveraged loans. As at January 31, 2011, approximately 13% of the total notional amount of the CLO tranches was rated equivalent to AAA, 68% was rated between the equivalent of AA+ and AA-, and the remainder was rated between the equivalent of A+ and A-. For positions hedged with financial guarantors as at January 31, 2011, approximately 13% of the underlying collateral was rated equivalent to BB- or higher, 58% was rated between the equivalent of B+ and B-, 15% was rated equivalent to CCC+ or lower, with the remainder unrated. The CLO positions that are hedged with financial guarantors have a weighted average life of 3.4 years and average subordination of 32%.

14	CIBC First Quarter 2011

Corporate debt
Our corporate debt positions consist of super senior synthetic CDO tranches referencing diversified indices of corporate loans and bonds. As at January 31, 2011, approximately 33% of the corporate debt underlyings was rated equivalent to A- or higher, 48% was rated between the equivalent of BBB+ and BBB-, 17% was rated equivalent to BB+ or lower, and the remainder was unrated. The corporate debt positions mature within 2 to 6 years and have original attachment points of 20% to 30%.
Other
Our significant positions in Other include:
▪	US$647 million of securities classified as loans and written protection on tranches of high yield corporate debt portfolios, inflation-linked notes, asset-backed securities (ABS), and non-U.S. residential mortgage-backed securities (RMBS) with 57% rated the equivalent of AA- or higher, 16% rated between the equivalent of A+ and A-, and the remaining rated equivalent to BBB+ or lower as at January 31, 2011;

▪	US$502 million notional of CDOs with trust preferred securities collateral, which are Tier I Innovative Capital Instruments issued by U.S. regional banks and insurers;

▪	Variable rate Class A-1 and Class A-2 notes and various tracking notes with a combined fair value of US$217 million, and remaining notional value of US$372 million that were originally received in exchange for our non-bank sponsored ABCP in January 2009, upon the ratification of the Montreal Accord restructuring;

▪	US$300 million of undrawn Margin Funding Facility related to the Montreal Accord restructuring;

▪	Liquidity and credit related facilities to third-party non-bank sponsored ABCP conduits. As at January 31, 2011, US$139 million of the facilities remained committed, which mostly relate to U.S. CDOs. As at January 31, 2011, US$45 million of the committed facilities were drawn;

▪	US$68 million of drawn credit facilities provided to special purpose entities with lottery receivables and U.S. mortgage defeasance loans; and

▪	US$112 million security with underlying collateral comprised of Canadian residential mortgages insured under the National Housing Act.
Unmatched
The underlying in our unmatched positions are super senior synthetic CDO tranches referencing diversified indices of corporate loans and bonds and a loan backed by film receivables.
Purchased protection from financial guarantors and other counterparties
The following table presents the notional amounts and fair values of credit protection purchased from financial guarantors and other counterparties by counterparty credit quality, based on external credit ratings (Standard & Poor’s and/or Moody’s Investors Service), and the underlying referenced assets. Excluded from the table below are certain performing loans and tranched securities positions in our continuing businesses, with a total notional amount of approximately US$62 million, which are partly secured by direct guarantees from financial guarantors or by bonds guaranteed by financial guarantors.

							Protection purchased from financial
	Notional amounts of referenced assets						guarantors and other counterparties
		Corporate	CDO -			Total	Fair value		Fair value
US$ millions, as at January 31, 2011	CLO	debt	USRMM	Other	Unmatched	notional	before CVA	CVA	less CVA

Financial guarantors (1)
Investment grade	$5,469	$—	$—	$114	$221	$5,804	$507	$(91)	$416
Non-investment grade	583	—	—	353	2,400	3,336	173	(63)	110
Unrated	3,234	—	—	105	—	3,339	170	(75)	95

	9,286	—	—	572	2,621	12,479	850	(229)	621

Other counterparties (1)
Investment grade	413	—	384	120	—	917	361	(1)	360
Unrated	—	7,532	—	—	—	7,532	144	(3)	141

	$413	$7,532	$384	$120	$—	$8,449	$505	$(4)	$501

Total	$9,699	$7,532	$384	$692	$2,621	$20,928	$1,355	$(233)	$1,122

October 31, 2010	$10,355	$8,242	$402	$747	$1,825	$21,571	$1,587	$(294)	$1,293

(1)	In cases where one credit rating agency does not provide a rating, the classification in the table is based on the rating provided by the other agency. Where ratings differ between agencies, we use the lower rating.
The unrated other counterparties are Canadian conduits (Great North Trust and MAV I). These conduits are in compliance with their collateral posting arrangements and have posted collateral exceeding current market exposure. The fair value of the collateral as at January 31, 2011 was US$661 million.
Gain on reduction of unfunded commitment on a variable funding note (VFN)
In 2008, we recognized a gain of $895 million (US$841 million), resulting from the reduction to zero of our unfunded commitment on a VFN issued by a CDO. Refer to “Contingent liabilities” section on page 26 for additional details.

CIBC First Quarter 2011	15

Other Selected Activities
In response to the recommendations of the Financial Stability Forum, this section provides information on selected activities within our continuing and exited businesses that are of particular interest to investors based on their risk characteristics and the current market environment. The activities are discussed in further detail on pages 56 to 57 of our 2010 Annual Report.
Securitization business
As at January 31, 2011, the underlying collateral for various asset types in our multi-seller conduits amounted to $1.5 billion (October 31, 2010: $2.1 billion). The estimated weighted average life of these assets was 1.3 years (October 31, 2010: 1.5 years). Our holdings of ABCP issued by our non-consolidated sponsored multi-seller conduits that offer ABCP to external investors were $7 million (October 31, 2010: $110 million). Our committed backstop liquidity facilities to these conduits were $2.0 billion (October 31, 2010: $2.6 billion). We also provided credit facilities of $40 million (October 31, 2010: $40 million) to these conduits as at January 31, 2011.
     We also participated in a syndicated facility for a 364-day commitment of $475 million to a CIBC-sponsored single-seller conduit that provides funding to franchisees of a major Canadian retailer. Our portion of the commitment is $95 million. As at January 31, 2011, we funded $74 million (October 31, 2010: $72 million) by the issuance of bankers’ acceptances.
     We also securitize our mortgages and credit card receivables. Details of our consolidated variable interest entities and securitization transactions during the quarter are provided in Note 5 to the interim consolidated financial statements. Further details of our securitization activities are provided on pages 63 to 65 of our 2010 Annual Report.
U.S. real estate finance
As at January 31, 2011, the drawn and undrawn exposures, net of write-downs and allowance for credit losses, amounted to $1,857 million (October 31, 2010: $1,770 million) and $789 million (October 31, 2010: $885 million), respectively. The allowance for credit losses on these loans was $79 million (October 31, 2010: $76 million).
     As at January 31, 2011, we had $186 million (October 31, 2010: $149 million) of net impaired loans. In addition, $282 million of drawn loans (October 31, 2010: $276 million) and $4 million of undrawn commitments (October 31, 2010: $4 million) were included in the credit watch list. During the quarter, we recorded a provision for credit losses of $5 million (quarter ended October 31, 2010: $8 million; quarter ended January 31, 2010: $26 million).
     As at January 31, 2011, we had CMBS inventory with a notional amount of $9 million and a fair value of less than $1 million (October 31, 2010: fair value of less than $1 million).
Leveraged finance
The exposures in our leveraged finance activities in Europe and the U.S. are discussed below.
European leveraged finance
In 2008, management made a decision to exit our European leveraged finance business where we participated or originated non-investment grade leveraged loans and syndicated the majority of the loans, earning a fee during the process.
     As at January 31, 2011, the drawn and undrawn exposures of our European leveraged loans, net of write-downs and allowance for credit losses, amounted to $694 million (October 31, 2010: $721 million) and $138 million (October 31, 2010: $140 million), respectively. The allowance for credit losses on the drawn loans was $23 million (October 31, 2010: $25 million).
     As at January 31, 2011, we had net impaired loans of $49 million (October 31, 2010: $51 million). In addition, $323 million of drawn loans (October 31, 2010: $336 million) and $47 million of undrawn commitments (October 31, 2010: $43 million) were included in the credit watch list. There were no provisions for credit losses recognized during the quarter.
U.S. leveraged finance
We sold our U.S. leveraged finance business, where we provided leveraged loans to non-investment grade customers to facilitate their buyout, acquisition and restructuring activities, as part of our sale of some of our U.S. businesses to Oppenheimer Holdings Inc. (Oppenheimer) in 2008. Under the transaction, the leveraged loans in existence at the time of the sale remained with us. These loans are being managed to maturity. In addition, under the current terms of our agreement with Oppenheimer, we agreed to provide a loan warehouse facility of up to $2.0 billion to finance and hold syndicated loans to non-investment grade customers, originated for U.S. middle market companies by Oppenheimer, to facilitate their buyout, acquisition and restructuring activities. Underwriting of any loan for inclusion in this facility is subject to joint credit approval by Oppenheimer and CIBC.
     As at January 31, 2011, the drawn and undrawn exposures of our U.S. leveraged loans, including loans originated through Oppenheimer, net of write-downs and allowance for credit losses, amounted to $191 million (October 31, 2010: $232 million) and $284 million (October 31, 2010: $321 million), respectively. The allowance for credit losses on these loans was $13 million (October 31, 2010: $16 million).
     As at January 31, 2011, we had $5 million (October 31, 2010: $13 million) of net impaired loans. In addition, $119 million of drawn loans (October 31, 2010: $127 million) and $27 million of undrawn commitments (October 31, 2010: $31 million) were included in the credit watch list. Net reversals and recoveries of $5 million were recognized during the quarter (nil for the quarters ended October 31, 2010 and January 31, 2010).

16	CIBC First Quarter 2011

FINANCIAL CONDITION
Review of consolidated balance sheet

	2011	2010
$ millions, as at	Jan. 31	Oct. 31

Assets
Cash and deposits with banks	$20,915	$12,052
Securities	82,075	77,608
Securities borrowed or purchased under resale agreements	41,011	37,342
Loans, net of allowance	177,356	176,892
Derivative instruments	19,526	24,682
Other assets	22,336	23,464

Total assets	$363,219	$352,040

Liabilities and shareholders’ equity
Deposits	$258,983	$246,671
Derivative instruments	20,686	26,489
Obligations related to securities lent or sold short or under repurchase agreements	41,639	37,893
Other liabilities	19,346	20,256
Subordinated indebtedness	6,225	4,773
Non-controlling interests	163	168
Shareholders’ equity	16,177	15,790

Total liabilities and shareholders’ equity	$363,219	$352,040

Assets
As at January 31, 2011, total assets were up $11.2 billion or 3% from October 31, 2010.
     Cash and deposits with banks increased by $8.9 billion or 74%, mainly due to higher treasury deposit placements.
      Securities were up $4.5 billion or 6%. Trading securities increased mainly in the equity portfolio while AFS securities increased largely in corporate debt.
     Securities borrowed or purchased under resale agreements were up $3.7 billion or 10%, primarily due to client demand.
     Loans increased by $464 million. Residential mortgages were up $477 million as mortgage originations were largely offset by securitizations, principal repayments, and liquidations. Cards were down $1.6 billion primarily resulting from securitizations. Business and government loans were up $1.6 billion due to the purchase of all the retained interests, in the form of notes, relating to the card securitization noted above.
     Derivative instruments decreased by $5.2 billion or 21%, primarily due to a decrease in valuations of interest rate and foreign exchange derivatives.
     Other assets decreased by $1.1 billion or 5%, mainly due to lower collateral pledged and a reduction in the future income tax balance.
Liabilities
As at January 31, 2011, total liabilities were up $10.8 billion or 3% from October 31, 2010.
     Deposits increased by $12.3 billion or 5%, largely due to funding requirements and the issuance of covered bonds and medium-term notes.
     Derivative instruments decreased by $5.8 billion or 22%, due to the same reasons noted above for derivative assets.
     Obligations related to securities lent or sold short or under repurchase agreements increased by $3.7 billion or 10%, reflecting our funding requirements and client-driven activities.
     Other liabilities decreased by $910 million or 4%, largely due to the settlement of the redemption of preferred share liabilities and a decrease in collateral payable.
     Subordinated indebtedness increased by $1.5 billion or 30%, mainly as a result of an issuance of a debenture as explained in “Significant capital management activity” section below.
Shareholders’ equity
Shareholders’ equity increased by $387 million or 2%, primarily due to a net increase in retained earnings, and the issuance of common shares pursuant to the stock option, shareholder investment, and employee share purchase plans. These were offset in part by lower accumulated other comprehensive income (AOCI).

CIBC First Quarter 2011	17

Capital resources
We actively manage our capital to maintain a strong and efficient capital base, to maximize risk-adjusted returns to shareholders, and to meet regulatory requirements. For additional details, see pages 59 to 63 of the 2010 Annual Report.
Recent revisions to regulatory capital requirements
In order to promote a more resilient banking sector and strengthen global capital standards, the Basel Committee on Banking Supervision (BCBS) proposed significant enhancements and capital reforms to the current framework. The revised framework, referred to as Basel III, will be effective January 1, 2013 and provides lengthy periods for transitioning numerous new requirements.
Significant Basel III reforms include the following:
•	Introducing a new minimum common equity ratio (the Common Equity Tier 1 ratio). Items such as goodwill and intangible assets will be deducted from common equity for the purpose of calculating this new ratio. The deductions will be phased-in commencing January 1, 2013. Banks will be required to meet the new Common Equity Tier 1 ratio standard during a transition period beginning January 1, 2013 and ending on January 1, 2019. The minimum requirement including a conservation buffer, increases during the transition period.

•	Increasing the minimum Tier 1 capital and Total capital ratios. These increases will also be phased-in commencing January 1, 2013 with banks expected to meet the new standards through a transition period ending on January 1, 2019.

•	Amending the rules on instruments that can be considered qualifying capital instruments for the purposes of calculating regulatory capital. In particular, Basel III requires that capital instruments be capable of absorbing loss at the point of non-viability of a financial institution. The inclusion of non-qualifying capital instruments in regulatory capital calculations will be phased-out between January 1, 2013 and January 1, 2022.

•	Introducing a new global leverage ratio to address balance sheet leverage. The BCBS will be monitoring and refining this new ratio between 2011 and 2017 before its final implementation in 2018.
In February 2011, the Office of the Superintendent of Financial Institutions (OSFI) issued advisories confirming the adoption of Basel III in Canada and clarifying the treatment of non-qualifying capital instruments. Non-qualifying capital instruments are subject to a 10% phase-out per annum commencing 2013. Banks are expected to develop a redemption schedule for non-qualifying capital instruments that gives priority to redeeming instruments at their regular par redemption dates before exercising any regulatory event redemption rights. CIBC expects to exercise its regulatory event redemption rights in fiscal 2022 in respect of the $300 million 10.25% CIBC Tier 1 Notes — Series B due June 30, 2108 issued by CIBC Capital Trust.
     We maintain prudent capital planning practices to ensure CIBC is adequately capitalized and continues to exceed minimum standards and internal targets. Based on our current understanding of the revised capital requirements, we expect to exceed the new requirements ahead of implementation timelines that have been proposed by BCBS and confirmed by OSFI, while continuing to invest for future growth.
Regulatory capital
Regulatory capital is determined in accordance with guidelines issued by OSFI.
     The following table presents our regulatory capital measures:

	2011		2010
$ millions, as at	Jan. 31		Oct. 31

Capital
Tier 1 capital	$15,300		$14,851
Total regulatory capital	19,655		18,966

Risk-weighted assets
Credit risk	$86,018		$86,782
Market risk	2,555		1,625
Operational risk	18,413		18,256

Total risk-weighted assets	$106,986		$106,663

Capital ratios
Tier 1 capital ratio	14.3%		13.9%
Total capital ratio	18.4%		17.8%
Assets-to-capital multiple	17.6	x	17.0	x

Tier 1 capital ratio was up 0.4% and the total capital ratio was up 0.6% from year-end. The capital ratios benefited from an increase in both Tier 1 and total regulatory capital, offset in part by a slight increase to risk-weighted assets (RWAs).
     Tier 1 and total regulatory capital increased from year-end mainly due to internal capital generation and the issuance of common shares, offset in part by an increase in regulatory capital deductions and the foreign currency translation losses component of AOCI. The change in total regulatory capital also reflected the $1,500 million 3.15% Debentures issued on November 2, 2010 and the planned redemption of all $1,080 million of our remaining 4.55% Debentures on March 28, 2011 noted below.
     RWAs were up marginally by $323 million from year-end as an increase in market risk was largely offset by a decrease in credit risk RWAs.
     Market risk increased in part due to the implementation of incremental sensitivity-based enhancements to our value-at-risk model (refer to “Market risk” section for additional details). During the quarter, we migrated our remaining structured credit run-off business

18	CIBC First Quarter 2011

exposures to the banking book for regulatory capital purposes, which resulted in a decrease in trading-related counterparty credit risk RWAs and corresponding increases in securitization-related RWAs, corporate RWAs, and regulatory capital deductions.
Significant capital management activity
On November 2, 2010, we issued $1,500 million principal amount of 3.15% Debentures (subordinated indebtedness) due November 2, 2020. The Debentures qualify as Tier 2 capital.
     On January 31, 2011, we announced our planned redemption of all $1,080 million of our remaining 4.55% Debentures (subordinated indebtedness) due March 28, 2016. In accordance with their terms, the debentures will be redeemed at 100% of their principal amount, plus accrued and unpaid interest, on March 28, 2011.
Off-balance sheet arrangements
We enter into several types of off-balance sheet arrangements in the normal course of our business. These include securitization-related sales, derivatives, credit-related arrangements, and guarantees. Details of our off-balance sheet arrangements are provided on pages 63 to 65 of the 2010 Annual Report.
     The following table summarizes our exposures to non-consolidated entities involved in the securitization of third-party assets (both CIBC-sponsored/structured and third-party structured). Investment and loans are stated at carrying value. Undrawn liquidity and credit facilities are notional amounts net of any investment and loans to the entities. Written credit derivatives are notional amounts of written options and total return swaps under which we assume exposures.

				2011					2010
$ millions, as at				Jan. 31					Oct. 31
			Undrawn					Undrawn
			liquidity	Written				liquidity	Written
	Investment		and credit	credit		Investment		and credit	credit
	and loans	(1)	facilities	derivatives	(2)	and loans	(1)	facilities	derivatives	(2)

CIBC-sponsored conduits	$81		$1,577	$—		$182		$2,182	$—
CIBC-structured CDO vehicles	384		32	342		448		50	389
Third-party structured vehicles — structured credit run-off	7,011		636	4,754		7,696		585	5,128
Third-party structured vehicles — continuing	1,692		—	—		1,778		—	—

(1)	Excludes securities issued by, retained in, and derivatives with entities established by Canada Mortgage and Housing Corporation, Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac), Government National Mortgage Association (Ginnie Mae), Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association (Sallie Mae). $5.9 billion (October 31, 2010: $6.4 billion) of the exposures related to CIBC structured CDO and third-party structured vehicles were hedged by credit derivatives.

(2)	The negative fair value recorded on the consolidated balance sheet was $1.0 billion (October 31, 2010: $1.1 billion). Notional of $4.3 billion (October 31, 2010: $4.7 billion) were hedged with credit derivatives protection from third parties. The fair value of these hedges net of CVA was $0.5 billion (October 31, 2010: $0.5 billion). Accumulated fair value losses amount to $0.5 billion (October 31, 2010: $0.5 billion) on unhedged written credit derivatives.
Additional details of our own asset securitization activities and our exposures to variable interest entities are provided in Note 5 to the interim consolidated financial statements.

CIBC First Quarter 2011	19

MANAGEMENT OF RISK
Our approach to management of risk has not changed significantly from that described on pages 66 to 85 of the 2010 Annual Report.
Risk overview
We manage risk and related balance sheet resources within tolerance levels established by our management committees and approved by the Board of Directors and its committees. Key risk management policies are approved or renewed by the applicable Board and management committees annually. Further details on the Board and management committees, as applicable to the management of risk, are provided on pages 66 and 67 of the 2010 Annual Report.
     The five key groups within Risk Management, independent of the originating businesses, contribute to our management of risk:
•	Capital Markets Risk Management — This unit provides independent oversight of the measurement, monitoring and control of market risks (both trading and non-trading), trading credit risk and trading operational risk across CIBC’s portfolios.

•	Card Products Risk Management — This unit oversees the management of credit risk in the card products portfolio, including the optimization of lending profitability.

•	Retail Lending and Wealth Risk Management — This unit primarily oversees the management of credit and fraud risk in the retail lines of credit and loans, residential mortgage, and small business loan portfolios, including the optimization of lending profitability. This unit is also responsible for overall risk management oversight of wealth management activities.

•	Wholesale Credit and Investment Risk Management — This unit is responsible for the adjudication and oversight of credit risks associated with our commercial and wholesale lending activities globally, management of the risks of our investment portfolios, as well as management of the special loans portfolios.

•	Risk Services — This unit is responsible for regulatory and economic capital reporting, operational risk management, and enterprise-wide risk and stress analysis and reporting. Risk Services is also responsible for policies associated with credit and operational risks, including reputation and legal risks.
Liquidity and funding risks are managed by Treasury. The measurement, monitoring and control of liquidity and funding risk is addressed in collaboration with Risk Management with oversight provided by the Asset Liability Committee.
Credit risk
Credit risk primarily arises from our direct lending activities, and from our trading, investment and hedging activities. Credit risk is defined as the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.
Exposure to credit risk
Our gross credit exposure measured as exposure at default (EAD) for on- and off-balance sheet financial instruments was $527.6 billion as at January 31, 2011 (October 31, 2010: $500.4 billion). Overall exposure was up $27.1 billion, primarily due to an increase in drawn exposures and repo-style transactions in the business and government portfolios, as well as the increase in securitization exposures, resulting from the migration of the remaining exposures in the structured credit run-off business, from the trading book to the banking book, for regulatory capital purposes. The following table shows the gross EAD, before credit risk mitigation:

	2011	2010
$ millions, as at	Jan. 31	Oct. 31

Business and government portfolios-AIRB approach
Drawn	$103,293	$92,190
Undrawn commitments	26,315	27,256
Repo-style transactions	87,173	81,065
Other off-balance sheet	50,068	47,031
OTC derivatives	13,047	14,580

Gross EAD on business and government portfolios	$279,896	$262,122

Retail portfolios-AIRB approach
Drawn	$138,299	$137,562
Undrawn commitments	68,402	68,188
Other off-balance sheet	399	399

Gross EAD on retail portfolios	$207,100	$206,149

Standardized portfolios	$14,365	$14,571
Securitization exposures	26,196	17,592

Gross EAD	$527,557	$500,434

20	CIBC First Quarter 2011

Included in the business and government portfolios-advanced internal ratings based (AIRB) approach is EAD of $531 million in the probability of default band considered watch list as at January 31, 2011 (October 31, 2010: $607 million). The decrease in watch list exposures was the result of decreases in our real estate and construction sectors, as well as a continued reduction in our structured credit portfolio.
Counterparty credit exposure
We have counterparty credit exposure that arises from our interest rate, foreign exchange, equity, commodity, and credit derivatives trading, hedging, and portfolio management activities, as explained in Note 14 to the consolidated financial statements in our 2010 Annual Report.
     We establish a CVA for expected future credit losses from each of our derivative counterparties. As at January 31, 2011, the CVA for all derivative counterparties was $242 million (October 31, 2010: $325 million).
     The following tables show the rating profile of derivative MTM receivables (after CVA and derivative master netting agreements but before any collateral), and impaired loans and allowance for credit losses.

		2011		2010
$ billions, as at		Jan. 31		Oct. 31
	Exposure
Standard & Poor’s rating equivalent
AAA to BBB-	$5.71	86.1%	$6.45	86.7%
BB+ to B-	0.81	12.2	0.82	11.0
CCC+ to CCC-	0.01	0.1	0.01	0.1
Below CCC-	0.02	0.3	0.02	0.3
Unrated	0.08	1.3	0.14	1.9

	$6.63	100.0%	$7.44	100.0%

	2011	2010
$ millions, as at	Jan. 31	Oct. 31

Gross impaired loans
Consumer	$730	$756
Business and government (1)	1,099	1,080

Total gross impaired loans	$1,829	$1,836

Allowance for credit losses
Consumer (2)	$957	$1,034
Business and government (1)(2)	743	686

Total allowance for credit losses	$1,700	$1,720

Comprises:
Specific allowance for loans	$628	$631
General allowance for loans (3)	1,072	1,089

Total allowance for credit losses	$1,700	$1,720

(1)	Includes scored small business portfolios which are managed on a pool basis under Basel II.

(2)	During the quarter, we securitized $1.7 billion of credit card receivables and purchased all of the retained interests, in the form of notes, relating to the securitization, which have been included within business and government loans. Accordingly, we reclassified a related general allowance of $61 million from cards to business and government loans.

(3)	Excludes allowance on undrawn credit facilities of $63 million (October 31, 2010: $64 million).
Gross impaired loans were down $7 million or 0.4% from October 31, 2010. Consumer gross impaired loans were down $26 million or 3%, primarily due to lower new classifications in residential mortgages. Business and government gross impaired loans were up $19 million or 2%, mainly due to an increase in the real estate and agriculture sectors, somewhat offset by improvements across most of the other industry groups.
     The total allowance for credit losses was down $20 million or 1% from October 31, 2010. Canadian and U.S. allowances for credit losses make up 76% and 10%, respectively of the total allowance. The specific allowance was down $3 million or 0.5% from October 31, 2010, with all sectors remaining relatively stable. The general allowance for credit losses was down $17 million or 2% from October 31, 2010, primarily due to improving delinquency in the credit card portfolio.
     For details on the provision for credit losses, see the “Overview” section.

CIBC First Quarter 2011	21

Market risk
Market risk arises from positions in currencies, securities and derivatives held in our trading portfolios, and from our retail banking business, investment portfolios, and other non-trading activities. Market risk is defined as the potential for financial loss from adverse changes in underlying market factors, including interest and foreign exchange rates, credit spreads, and equity and commodity prices.
     In June 2010, the BCBS announced the delay of the implementation of revisions to the Basel II market risk framework until December 2011. We are working on a series of enhancements to our Value-at-Risk (VaR) models in order to meet the new regulatory requirements and ensure more complete risk capture, which will increase our VaR measure. In the first quarter of 2011, we implemented incremental sensitivity-based (ISB) enhancements to our VaR. The ISB risk measures included in our internal VaR model are equity skew vega risk, commodity skew vega risk, interest rate basis risk, dividend risk, and correlation risk.
Trading activities
The following table shows VaR by risk type for CIBC’s trading activities.
     The VaR for the three months ended January 31, 2011 and comparative periods disclosed in the table and backtesting chart below, exclude our exposures in our run-off businesses as described on pages 50 to 56 of the 2010 Annual Report. Commencing in the first quarter of 2011, the run-off businesses are reported as part of our non-trading businesses for regulatory capital purposes. Previously these positions were reported in our trading businesses.
     Total average risk was up 81% from the last quarter, driven mainly by implementation of ISB enhancements to our internal VaR model.
     Actual market loss experience may differ from that implied by the VaR measure for a variety of reasons. Fluctuations in market rates and prices may differ from those in the past that are used to compute the VaR measure. Additionally, the VaR measure does not account for any losses that may occur beyond the 99% confidence level.
VaR by risk type — trading portfolio (1)

As at or for the three months ended
						2011			2010		2010
						Jan. 31	(2)		Oct. 31		Jan. 31
$ millions	High	(3)	Low	(3)	As at	Average		As at	Average	As at	Average

Interest rate risk	$5.6		$2.1		$4.1	$3.5		$3.2	$3.2	$4.0	$2.7
Credit spread risk	1.5		0.5		0.7	0.9		0.9	0.6	0.4	0.4
Equity risk	4.4		3.1		4.1	3.8		0.8	1.1	1.1	1.3
Foreign exchange risk	3.3		0.5		1.3	1.2		0.7	1.0	0.6	0.8
Commodity risk	1.1		0.4		1.0	0.8		0.3	0.5	0.3	0.6
Debt specific risk	3.4		1.6		1.8	2.4		2.2	1.7	1.3	1.4
Diversification effect (4)	n/m		n/m		(4.5)	(5.0)		(4.0)	(3.9)	(3.1)	(3.6)

Total risk	$10.2		$5.9		$8.5	$7.6		$4.1	$4.2	$4.6	$3.6

(1)	The table excludes exposures in our run-off businesses.

(2)	Reflects ISB risk measures including equity skew vega risk, commodity skew vega risk, interest rate basis risk, dividend risk, and correlation risk relating to trading activities (impact as at January 31, 2011: $2.7 million; average impact for the quarter ended January 31, 2011: $2.4 million). Comparative information for these measures is not available.

(3)	Balances for respective risk types were calculated on different business days during the quarter.

(4)	Aggregate VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.

n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
Trading revenue
The trading revenue (TEB)(1) and VaR backtesting graph below compares the current quarter and the three previous quarters’ actual daily trading revenue (TEB)(1) with the previous day’s VaR measures.
     Trading revenue (TEB)(1) was positive for 94% of the days in the quarter. Trading losses did not exceed VaR during the quarter. Average daily trading revenue (TEB)(1) was $3 million during the quarter.
     The trading revenue (TEB)(1) for the current quarter excludes a gain of $6 million related to changes in exposures and fair values of assets in the structured credit run-off business.

22	CIBC First Quarter 2011

Backtesting of trading revenue (TEB)(1) versus VaR

(1)	For additional information, see the “Non-GAAP measures” section.
Non-trading activities
Interest rate risk
Non-trading interest rate risk consists primarily of risk inherent in Asset Liability Management (ALM) activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. A variety of cash instruments and derivatives, principally interest rate swaps, futures and options, are used to manage and control these risks.
     The following table shows the potential impact over the next 12 months, adjusted for estimated prepayments, of an immediate 100 and 200 basis point increase or decrease in interest rates. In addition, we have a floor in place in the downward shock to accommodate for the current low interest rate environment.
Interest rate sensitivity — non-trading (after-tax)

			2011			2010			2010
$ millions, as at			Jan. 31			Oct. 31			Jan. 31
	C$	US$	Other	C$	US$	Other	C$	US$	Other

100 basis points increase in interest rates
Net income	$95	$(3)	$2	$110	$12	$3	$118	$(55)	$4
Change in present value of shareholders’ equity (1)	(70)	(89)	(19)	(39)	(17)	(12)	186	(124)	(3)
100 basis points decrease in interest rates
Net income	(165)	6	(2)	(173)	(2)	(3)	(87)	40	(4)
Change in present value of shareholders’ equity (1)	(75)	76	16	(68)	9	9	(115)	104	2

200 basis points increase in interest rates
Net income	$183	$(6)	$4	$196	$25	$5	$236	$(110)	$8
Change in present value of shareholders’ equity (1)	(181)	(177)	(38)	(117)	(33)	(25)	371	(248)	(6)
200 basis points decrease in interest rates
Net income	(252)	10	(1)	(250)	(2)	(3)	(71)	59	(3)
Change in present value of shareholders’ equity (1)	(193)	141	30	(161)	13	17	(153)	178	6

(1)	Commencing the third quarter of 2010, amounts reported exclude the impact of structural assumptions relating to shareholders’ equity.

CIBC First Quarter 2011	23

Liquidity risk
Liquidity risk arises from our general funding activities and in the course of managing our assets and liabilities. It is the risk of having insufficient cash resources to meet current financial obligations without raising funds at unfavourable rates or selling assets on a forced basis.
     Our liquidity risk management strategies seek to maintain sufficient liquid financial resources to continually fund our balance sheet under both normal and stressed market environments.
We obtain funding through both wholesale and retail sources. Core personal deposits remain a primary source of retail funding and totalled $108.2 billion as at January 31, 2011 (October 31, 2010: $108.6 billion).
     Strategies for managing liquidity risk include maintaining diversified sources of wholesale term funding, asset securitization initiatives, and maintenance of segregated pools of high-quality liquid assets that can be sold or pledged as security to provide a ready source of cash. Collectively, these strategies result in lower dependency on short-term wholesale funding.
Balance sheet liquid assets are summarized in the following table:

	2011	2010
$ billions, as at	Jan. 31	Oct. 31

Cash	$1.2	$1.3
Deposits with banks	19.7	10.7
Securities issued by Canadian governments (1)	5.6	5.4
Mortgage-backed securities (1)	19.7	20.1
Other securities (2)	44.8	40.9
Securities borrowed or purchased under resale agreements	41.0	37.3

Total assets	$132.0	$115.7

(1)	These represent securities with residual term to contractual maturity of more than one year.

(2)	Comprises AFS and designated at fair value (FVO) securities with residual term to contractual maturity within one year and trading securities.
In the course of our regular business activities, certain assets are pledged as part of collateral management, including those necessary for day-to-day clearing and settlement of payments and securities. Pledged assets, including those for covered bonds and securities borrowed or financed through repurchase agreements, as at January 31, 2011 totalled $33.4 billion (October 31, 2010: $33.5 billion).
     Access to wholesale funding sources and the cost of funds are dependent on various factors including credit ratings. On December 15, 2010, Fitch changed CIBC’s outlook from negative to stable. There have been no other changes to our credit ratings or outlook during the quarter at major credit rating agencies.
     Our funding and liquidity levels remained stable and sound over the period and we do not anticipate any events, commitments or demands that will materially impact our liquidity risk position.
Contractual obligations
Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.
     Details of our contractual obligations are provided on pages 83 to 84 of the 2010 Annual Report. There were no significant changes to contractual obligations that were not in the ordinary course of our business.
Other risks
We also have policies and processes to measure, monitor and control other risks, including operational, reputation and legal, regulatory, strategic, and environmental risks.
     For additional details, see pages 84 to 85 of the 2010 Annual Report.

24	CIBC First Quarter 2011

ACCOUNTING AND CONTROL MATTERS
Critical accounting policies and estimates
A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements of the 2010 Annual Report. Certain accounting policies of CIBC are critical to understanding the results of operations and financial condition of CIBC. These critical accounting policies require management to make certain judgments and estimates, some of which may relate to matters that are uncertain. For a description of the judgments and estimates involved in the application of critical accounting policies and assumptions, see pages 86 to 91 of the 2010 Annual Report.
Valuation of financial instruments
Debt and equity trading securities, obligations related to securities sold short, all derivative contracts, AFS securities other than private equities, and FVO financial instruments are carried at fair value. FVO financial instruments include debt securities, business and government loans, and business and government deposits.
     The determination of fair value requires judgment and is based on market information, where available and appropriate. Fair value is defined as the amount at which a financial instrument could be exchanged between knowledgeable and willing parties in an orderly arm’s length transaction motivated by normal business considerations. Fair value measurements are categorized into levels within a fair value hierarchy based on the nature of the valuation inputs (Level 1, 2 or 3) as outlined below. Fair value is best evidenced by an independent quoted market price for the same instrument in an active market (Level 1).
     If a market price in an active market is not available, the fair value is estimated on the basis of valuation models. Observable market inputs are utilized for valuation purposes to the extent possible and appropriate.
     Valuation models may utilize predominantly observable market inputs (Level 2), including: interest rates, foreign currency rates, equity and equivalent synthetic instrument prices, index levels, credit spreads, counterparty credit quality, corresponding market volatility levels, and other market-based pricing factors, as well as any appropriate, highly correlated proxy market valuation data. Valuation models may also utilize predominantly non-observable market inputs (Level 3).
     The following table presents amounts, in each category of financial instruments, which are fair valued using valuation techniques based on non-observable market inputs (Level 3), for the structured credit run-off business and consolidated CIBC:

	Structured credit
$ millions, as at	run-off		Total	Total
January 31, 2011	business		CIBC	CIBC (1)

Assets
Trading securities	$1,535	(2)	$1,538	4.8%
AFS securities	18		2,646	9.5
FVO securities and loans	—		11	—
Derivative instruments	1,136		1,329	6.8

Liabilities
FVO deposits	$1,075		$1,439	38.6%
Derivative instruments	1,809		2,583	12.5

(1)	Represents percentage of Level 3 assets and liabilities in each reported category on our interim consolidated balance sheet.

(2)	Includes $738 million (US$737 million) of trading securities that are held in consolidated VIEs. Any change in fair value of these securities is offset by a change in fair value of liabilities in the consolidated VIEs.
Sensitivity of Level 3 financial assets and liabilities
Much of our structured credit run-off business requires the application of valuation techniques using non-observable market inputs. In an inactive market, indicative broker quotes, proxy valuation from comparable financial instruments, and other internal models using our own assumptions of how market participants would price a market transaction on the measurement date (all of which we consider to be non-observable market inputs), are predominantly used for the valuation of these positions. We also consider whether a CVA is required to recognize the risk that any given counterparty to which we are exposed, may not ultimately be able to fulfill its obligations.
      For credit derivatives purchased from financial guarantors, our CVA is generally driven off market-observed credit spreads, where available. For financial guarantors that do not have observable credit spreads or where observable credit spreads are available but do not reflect an orderly market (i.e., not representative of fair value), a proxy market spread is used. The proxy market credit spread is based on our internal credit rating for the particular financial guarantor. Credit spreads contain information on market (or proxy market) expectations of probability of default (PD) as well as loss given default (LGD). The credit spreads are applied in relation to the weighted-average life of our exposure to the counterparties. For financial guarantor counterparties where a proxy market credit spread is used, we also make an adjustment to reflect additional financial guarantor risk over an equivalently rated non-financial guarantor counterparty. The amount of the adjustment is dependent on all available internal and external market information for financial guarantors. The final CVA takes into account the expected correlation between the future performance of the underlying reference assets and that of the counterparties, except for high quality reference assets where we expect no future credit degradation.
     Where appropriate, on certain financial guarantors, we determined the CVA based on estimated recoverable amounts.

CIBC First Quarter 2011	25

     Interest-only strips from the sale of securitized assets are valued using prepayment rates, which we consider to be a non-observable market input.
     Swap arrangements related to the sale of securitized assets are valued using liquidity rates, which we consider to be a non-observable market input.
     ABS are sensitive to credit spreads, which we consider to be a non-observable market input.
     FVO deposits that are not managed as part of our structured credit run-off business are sensitive to non-observable credit spreads, which are derived using extrapolation and correlation assumptions.
     Certain bifurcated embedded derivatives, due to the complexity and unique structure of the instruments, require significant assumptions and judgment to be applied to both the inputs and valuation techniques, which we consider to be non-observable.
     The effect of changing one or more of the assumptions to fair value these instruments to reasonably possible alternatives would impact net income or other comprehensive income (OCI) as described below.
     Our unhedged structured credit exposures (USRMM and non-USRMM) are sensitive to changes in MTM, generally as derived from indicative broker quotes and internal models as described above. A 10% adverse change in MTM of the underlyings would result in losses of approximately $54 million in our unhedged USRMM portfolio and $110 million in our non-USRMM portfolio, excluding unhedged non-USRMM positions classified as loans which are carried at amortized cost, and before the impact of a limited recourse note hedge. The fair value of the limited recourse note hedge against positions classified as USRMM is expected to reasonably offset any changes in the fair value of the underlying positions.
     For our hedged positions, there are two categories of sensitivities, the first relates to our hedged loan portfolio and the second relates to our hedged fair valued exposures. Since on-balance sheet hedged loans are carried at amortized cost whereas the related credit derivatives are fair valued, a 10% increase in the MTM of credit derivatives in our hedged structured credit positions would result in a net gain of approximately $29 million, assuming current CVA ratios remain unchanged. A 10% reduction in the MTM of our on-balance sheet fair valued exposures and a 10% increase in the MTM of all credit derivatives in our hedged structured credit positions would result in a net loss of approximately $7 million, assuming current CVA ratios remain unchanged.
     The impact of a 10% increase in the MTM of unmatched credit derivatives, where we have purchased protection but do not have exposure to the underlying, would result in a net gain of approximately $2 million, assuming current CVA ratios remain unchanged.
     The impact of a 10% reduction in receivables, net of CVA from financial guarantors, would result in a net loss of approximately $62 million.
     A 10% increase in prepayment rates pertaining to our retained interests related to the interest-only strip, resulting from the sale of securitized assets, would result in a net loss of approximately $22 million.
     A 20 basis point decrease in liquidity rates used to fair value our derivatives related to the sale of securitized assets would result in a loss of approximately $90 million.
     A 10% reduction in the MTM of our on-balance sheet ABS that are valued using non-observable credit and liquidity spreads would result in a decrease in OCI of approximately $161 million.
     A 10% reduction in the MTM of certain FVO deposits which are not managed as part of our structured credit run-off business and are valued using non-observable inputs, including correlation and extrapolated credit spreads, would result in a gain of approximately $12 million.
     A 10% reduction in the MTM of certain bifurcated embedded derivatives, valued using internally vetted valuation techniques, would result in a gain of approximately $25 million.
     The net gain recognized in the interim consolidated statement of operations on the financial instruments, for which fair value was estimated using valuation techniques requiring non-observable market parameters, for the quarter ended January 31, 2011 was $121 million (a net loss of $312 million for the quarter ended October 31, 2010).
     The following table summarizes our valuation adjustments:

	2011	2010
$ millions, as at	Jan. 31	Oct. 31

Trading securities
Market risk	$3	$2
Derivatives
Market risk	65	64
Credit risk	242	325
Administration costs	6	6

Total valuation adjustments	$316	$397

Risk factors related to fair value adjustments
We believe that we have made appropriate fair value adjustments and have taken appropriate write-downs to date. The establishment of fair value adjustments and the determination of the amount of write-downs involve estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments and the amount of write-downs on an ongoing basis. The levels of fair value adjustments and the amount of the write-downs could be changed as events warrant and may not reflect ultimate realizable amounts.
Contingent liabilities
CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. While it is inherently difficult to predict the outcome of such matters, based on current knowledge and consultation with legal counsel, we do not expect that the

26	CIBC First Quarter 2011

outcome of any of these matters, individually or in aggregate, would have a material adverse effect on our consolidated financial position. However, the outcome of any such matters, individually or in aggregate, may be material to our operating results for a particular period.
     In the fourth quarter of 2008, we recognized a gain of $895 million (US$841 million), resulting from the reduction to zero of our unfunded commitment on a VFN issued by a CDO. This reduction followed certain actions of the indenture trustee for the CDO following the September 15, 2008 bankruptcy filing of Lehman Brothers Holdings, Inc. (Lehman), the guarantor of a related credit default swap agreement with the CDO.
     In September 2010, just prior to the expiration of a statute of limitations, the Lehman Estate instituted an adversary proceeding against numerous financial institutions, indenture trustees and note holders, including CIBC, related to this and more than 40 other CDOs. The Lehman Estate seeks a declaration that the indenture trustee’s actions were improper and that CIBC remains obligated to fund the VFN. In October 2010, the bankruptcy court issued an order, at the request of the Lehman Estate, staying all proceedings in the action for a period of nine months.
     Although there can be no certainty regarding any eventual outcome, we believe that the CDO indenture trustee’s actions in reducing the unfunded commitment on our VFN to zero, were fully supported by the terms of the governing contracts and the relevant legal standards and CIBC intends to vigorously contest the adversary proceeding.
U.S. regulatory developments
The Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act) was enacted in the U.S. in July 2010. The Dodd-Frank Act contains financial reforms, including increased consumer protection, regulation of the over-the-counter (OTC) derivative markets, heightened capital and prudential standards, and restrictions on proprietary trading by banks. The Dodd-Frank Act will affect every financial institution in the U.S., and many financial institutions that operate outside the U.S. As many aspects of the Dodd-Frank Act are subject to rulemaking and will be implemented over several years, the impact on CIBC is difficult to anticipate until the implementing regulations are released. At this point, we do not expect the Dodd-Frank Act to have a significant impact on our results.
Transition to International Financial Reporting Standards (IFRS)
Canadian publicly accountable enterprises must transition to IFRS for fiscal years beginning on or after January 1, 2011. As a result, we will adopt IFRS commencing November 1, 2011 and will publish our first consolidated financial statements, prepared in accordance with IFRS, for the quarter ending January 31, 2012. Upon adoption, we will provide fiscal 2011 comparative financial information, also prepared in accordance with IFRS, including an opening IFRS consolidated balance sheet as at November 1, 2010.
     The transition to IFRS represents a significant initiative for CIBC and is supported by a formal governance structure with an enterprise view and a dedicated project team. Our IFRS transition program has been divided into three phases: (i) discovery; (ii) execution; and (iii) conversion. The discovery phase included an accounting diagnostic, which identified the accounting standards that are relevant to CIBC, and the identification and planning for the execution phase. The execution phase, which we are currently in, commenced with a detailed analysis of the IFRS standards and continues through to the preparation of the policies, processes, technologies, strategies, and reporting for the upcoming transition. The final conversion phase will report on the new IFRS standards in 2012 and reconcile Canadian GAAP to IFRS with fiscal 2011 comparative information under IFRS.
     Our IFRS transition project continues to progress on track with our transition plan. We have appropriately engaged our external and internal auditors to review key milestones and activities as we progress through the transition. The opening IFRS consolidated balance sheet will be subject to audit procedures which will be completed during fiscal 2011.
Process, financial reporting controls, and technology
Consistent with our work effort in the last two quarters of fiscal 2010, we completed a significant amount of the development of the business processes and internal controls over financial reporting to enable us to prepare our comparative opening November 1, 2010 consolidated balance sheet and restate our comparative fiscal 2011 consolidated financial statements to IFRS, while at the same time preparing normal course fiscal 2011 Canadian GAAP financial information. Our technology-based comparative year reporting tool is currently being utilized to track 2011 comparative IFRS financial information. In the first quarter of the fiscal 2011 comparative year, the focus was on preparing the consolidated IFRS opening November 1, 2010 balance sheet, while also initiating monthly transitional adjustments.
     We continue to develop the business processes and controls related to transactional level accounting, including those related to the greater use of on-balance sheet accounting as a result of IFRS differences concerning the derecognition of financial assets. While we identified additional resource and process requirements during fiscal 2010 as part of our assessment and execution work, we do not require any significant modifications to our supporting information technology systems, nor do we expect any significant changes to our business activities. Identified technology impacts continue to include the realignment of system feeds to more efficiently report our securitized

CIBC First Quarter 2011	27

mortgages on the consolidated balance sheet. More detailed work associated with streamlining the system feeds will occur during fiscal 2011.
     Assessment work, coupled with development of business processes and internal controls, associated with disclosures required upon transition in fiscal 2012 continues, and is expected to be completed by the end of second quarter of fiscal 2011.
     Concurrent with preparing for the impact of IFRS on our financial reporting, we have also focused on preparing CIBC for impacts that IFRS will have on the financial statements of our clients and counterparties, including impacts to our loan management processes, controls, and risk rating system.
Communications and training
Information regarding the progress of the project continued to be communicated to internal stakeholders during the first quarter of fiscal 2011, including our Audit Committee, senior executives and the Program Steering Committee, and to external stakeholders including our external auditor. Communications to external stakeholders will continue through the quarterly and annual reports. We also participated in an industry sponsored IFRS education event to communicate the broad impacts of IFRS on the banking industry to analysts and investors. We have also communicated IFRS impacts to rating agencies.
     We believe we have the financial reporting expertise to support our transition to IFRS. We have accounting policy staff dedicated to assessing the impact of IFRS and consulting with external advisors as necessary. In 2009, we launched an enterprise-wide training program to raise the level of awareness of IFRS throughout CIBC, and to prepare staff to perform in an IFRS environment. We completed the delivery of our training program during fiscal 2010, which included separate learning paths for: (i) groups that need to understand and execute on the impact of IFRS on CIBC and its subsidiaries; and (ii) groups, such as Risk Management and the businesses, that need to understand the impact of transitioning away from Canadian GAAP on CIBC as well as our Canadian clients and counterparties. While the training was completed during fiscal 2010, refresh sessions were delivered during the first quarter of fiscal 2011, and will continue to be provided in 2011 as required.
Financial impacts
The requirements concerning the transition to IFRS are set out in IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, which generally requires that changes from Canadian GAAP be applied retroactively and reflected in our opening November 1, 2010 comparative IFRS consolidated balance sheet. However, there are a number of transitional elections, some of which entail an exemption from full restatement, available under the transitional rules that we continue to evaluate.
     IFRS is expected to result in accounting policy differences in many areas. Based on existing IFRS and the assessment of our transitional elections to date, the areas that have the potential for the most significant impact to our financial and capital reporting include derecognition of financial instruments and the accounting for employment benefits. Other areas include, but are not limited to consolidations, accounting for share-based compensation, measurement and impairment of equity instruments, accounting for foreign exchange, accounting for joint ventures, and measurement of loss contingencies. For more information on financial impacts refer to pages 94 and 95 of our 2010 Annual Report.
Future changes
Proposed changes to the IFRS accounting standards, which may be significant for us include changes in the areas of employee benefits, loan loss provisioning, the classification and measurement of financial instruments, and hedge accounting. We expect that the changes arising from the proposed standards will not be effective for us until the years following our IFRS transition in fiscal 2012. During the first quarter of fiscal 2011, we continued to monitor these proposed changes to IFRS, as well as potential changes in the interpretation of existing IFRS on our assessment of the financial, capital, and business implications of the transition to IFRS.
     The impact of IFRS to us at transition will ultimately depend on the IFRS standards and capital reporting rules in effect at the time, transition elections that have not yet been finalized, and the prevailing business and economic facts and circumstances. The evolving nature of IFRS will likely also result in additional accounting changes, some of which may be significant, in the years following our initial transition. We continue to monitor changes in the standards and to adjust our plans accordingly.
Controls and procedures
Disclosure controls and procedures
CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness, as at January 31, 2011, of CIBC’s disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures were effective.
Changes in internal control over financial reporting
There have been no changes in CIBC’s internal control over financial reporting during the quarter ended January 31, 2011, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

28	CIBC First Quarter 2011

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Contents

30	Consolidated balance sheet
31	Consolidated statement of operations
32	Consolidated statement of comprehensive income
33	Consolidated statement of changes in shareholders’ equity
34	Consolidated statement of cash flows
35	Notes to the interim consolidated financial statements
35	Note 1 — Fair value of financial instruments
37	Note 2 — Significant disposition
38	Note 3 — Securities
39	Note 4 — Loans
40	Note 5 — Securitizations and variable interest entities
41	Note 6 — Subordinated indebtedness
42	Note 7 — Share capital
42	Note 8 — Financial guarantors
43	Note 9 — Income taxes
43	Note 10 — Employee future benefit expenses
43	Note 11 — Earnings per share (EPS)
44	Note 12 — Guarantees
44	Note 13 — Contingent liabilities
45	Note 14 — Segmented information
46	Note 15 — Accounting developments

CIBC First Quarter 2011	29

CONSOLIDATED BALANCE SHEET

	2011	2010
Unaudited, $ millions, as at	Jan. 31	Oct. 31

ASSETS
Cash and non-interest-bearing deposits with banks	$1,639	$2,190

Interest-bearing deposits with banks	19,276	9,862

Securities (Note 3)
Trading	31,906	28,557
Available-for-sale (AFS)	27,900	26,621
Designated at fair value (FVO)	22,269	22,430

	82,075	77,608

Securities borrowed or purchased under resale agreements	41,011	37,342

Loans
Residential mortgages	94,045	93,568
Personal	34,223	34,335
Credit card	10,567	12,127
Business and government	40,221	38,582
Allowance for credit losses (Note 4)	(1,700)	(1,720)

	177,356	176,892

Other
Derivative instruments	19,526	24,682
Customers’ liability under acceptances	7,905	7,684
Land, buildings and equipment	1,627	1,660
Goodwill	1,895	1,913
Software and other intangible assets	602	609
Other assets (Note 9)	10,307	11,598

	41,862	48,146

	$363,219	$352,040

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Personal	$113,400	$113,294
Business and government	137,523	127,759
Bank	8,060	5,618

	258,983	246,671

Other
Derivative instruments	20,686	26,489
Acceptances	7,905	7,684
Obligations related to securities sold short	11,450	9,673
Obligations related to securities lent or sold under repurchase agreements	30,189	28,220
Other liabilities	11,441	12,572

	81,671	84,638

Subordinated indebtedness (Note 6)	6,225	4,773

Non-controlling interests	163	168

Shareholders’ equity
Preferred shares	3,156	3,156
Common shares (Note 7)	6,951	6,804
Contributed surplus	96	96
Retained earnings	6,509	6,095
Accumulated other comprehensive income (AOCI)	(535)	(361)

	16,177	15,790

	$363,219	$352,040

The accompanying notes are an integral part of these interim consolidated financial statements.

30	CIBC First Quarter 2011

CONSOLIDATED STATEMENT OF OPERATIONS

	For the three months ended
	2011	2010	2010
Unaudited, $ millions	Jan. 31	Oct. 31	Jan. 31

Interest income
Loans	$1,971	$1,939	$1,761
Securities borrowed or purchased under resale agreements	96	82	30
Securities	502	457	371
Deposits with banks	18	18	9

	2,587	2,496	2,171

Interest expense
Deposits	722	636	502
Other liabilities	200	155	104
Subordinated indebtedness	55	48	43
Preferred share liabilities	—	12	8

	977	851	657

Net interest income	1,610	1,645	1,514

Non-interest income
Underwriting and advisory fees	162	87	144
Deposit and payment fees	186	188	190
Credit fees	92	90	87
Card fees	56	62	87
Investment management and custodial fees	119	115	110
Mutual fund fees	207	195	183
Insurance fees, net of claims	79	72	67
Commissions on securities transactions	139	125	121
Trading income (Note 8)	53	8	333
AFS securities gains, net	64	119	93
FVO losses, net (Note 1)	(98)	(184)	(205)
Income from securitized assets	215	210	151
Foreign exchange other than trading	70	452	78
Other	147	70	108

	1,491	1,609	1,547

Total revenue	3,101	3,254	3,061

Provision for credit losses (Note 4)	209	150	359

Non-interest expenses
Employee compensation and benefits (Note 10)	1,057	994	981
Occupancy costs	161	173	151
Computer, software and office equipment	244	274	242
Communications	75	72	69
Advertising and business development	47	65	42
Professional fees	36	66	43
Business and capital taxes	12	22	20
Other	190	194	200

	1,822	1,860	1,748

Income before income taxes and non-controlling interests	1,070	1,244	954
Income tax expense	268	742	286

	802	502	668
Non-controlling interests	3	2	16

Net income	799	500	652
Preferred share dividends and premiums	42	42	42

Net income applicable to common shares	$757	$458	$610

Weighted-average common shares outstanding (thousands)	393,193	391,055	384,442
Weighted-average diluted common shares outstanding (thousands)	394,195	392,063	385,598
Earnings per share (in dollars) (Note 11)
- Basic	$1.92	$1.17	$1.59
- Diluted	$1.92	$1.17	$1.58
Dividends per common share (in dollars)	$0.87	$0.87	$0.87

The accompanying notes are an integral part of these interim consolidated financial statements.

CIBC First Quarter 2011	31

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	For the three months ended
	2011	2010	2010
Unaudited, $ millions	Jan. 31	Oct. 31	Jan. 31

Net income	$799	$500	$652

OCI, net of tax
Net foreign currency translation adjustments
Net losses on investments in self-sustaining foreign operations	(94)	(36)	(57)
Net losses on investments in self-sustaining foreign operations reclassified to net income	—	1,058	—
Net gains on hedges of investments in self-sustaining foreign operations	29	11	17
Net gains on hedges of investments in self-sustaining foreign operations reclassified to net income	—	(941)	—

	(65)	92	(40)

Net change in AFS securities
Net unrealized gains (losses) on AFS securities	(68)	94	112
Net gains on AFS securities reclassified to net income	(29)	(79)	(36)

	(97)	15	76

Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(16)	2	(10)
Net losses on derivatives designated as cash flow hedges reclassified to net income	4	4	4

	(12)	6	(6)

Total OCI (1)	$(174)	$113	$30

Comprehensive income	$625	$613	$682

(1)	Includes non-controlling interests of nil (October 31, 2010: $1 million, January 31, 2010: nil).
The income tax allocated to each component of OCI is presented in the table below:

	For the three months ended
	2011	2010	2010
Unaudited, $ millions	Jan. 31	Oct. 31	Jan. 31

Income tax expense (benefit)
Net foreign currency translation adjustments
Net losses on investments in self-sustaining foreign operations	$—	$(1)	$2
Net gains on hedges of investments in self-sustaining foreign operations	(7)	—	(4)
Net gains on hedges of investments in self-sustaining foreign operations reclassified to net income	—	528	—
Net change in AFS securities
Net unrealized gains (losses) on AFS securities	22	(23)	(45)
Net gains on AFS securities reclassified to net income	13	27	18
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	8	(1)	4
Net losses on derivatives designated as cash flow hedges reclassified to net income	(3)	(1)	—

	$33	$529	$(25)

The accompanying notes are an integral part of these interim consolidated financial statements.

32	CIBC First Quarter 2011

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	For the three months ended
	2011	2010	2010
Unaudited, $ millions	Jan. 31	Oct. 31	Jan. 31

Preferred shares
Balance at beginning and end of period	$3,156	$3,156	$3,156

Common shares
Balance at beginning of period	$6,804	$6,662	$6,241
Issue of common shares	147	145	131
Treasury shares	—	(3)	—

Balance at end of period	$6,951	$6,804	$6,372

Contributed surplus
Balance at beginning of period	$96	$96	$92
Stock option expense	2	3	3
Stock options exercised	(2)	(2)	(1)
Other	—	(1)	—

Balance at end of period	$96	$96	$94

Retained earnings
Balance at beginning of period	$6,095	$5,972	$5,156
Net income	799	500	652
Dividends
Common	(342)	(341)	(335)
Preferred	(42)	(42)	(42)
Other	(1)	6	1

Balance at end of period	$6,509	$6,095	$5,432

AOCI, net of tax
Foreign currency translation adjustments
Balance at beginning of period	$(575)	$(667)	$(495)
Net gains (losses) on translation of net foreign operations	(65)	92	(40)

Balance at end of period	$(640)	$(575)	$(535)

Net unrealized gains on AFS securities
Balance at beginning of period	$197	$182	$124
Net change in unrealized gains (losses) on AFS securities	(97)	15	76

Balance at end of period	$100	$197	$200

Net gains (losses) on cash flow hedges
Balance at beginning of period	$17	$11	$1
Net change in unrealized gains (losses) on cash flow hedges	(12)	6	(6)

Balance at end of period	$5	$17	$(5)

Total AOCI, net of tax	$(535)	$(361)	$(340)

Retained earnings and AOCI	$5,974	$5,734	$5,092

Shareholders’ equity at end of period	$16,177	$15,790	$14,714

The accompanying notes are an integral part of these interim consolidated financial statements.

CIBC First Quarter 2011	33

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the three months ended
	2011	2010	2010
Unaudited, $ millions	Jan. 31	Oct. 31	Jan. 31

Cash flows provided by (used in) operating activities
Net income	$799	$500	$652
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	209	150	359
Amortization (1)	90	96	94
Stock option expense	2	3	3
Future income taxes	231	179	228
AFS securities gains, net	(64)	(119)	(93)
Gains on disposal of land, buildings and equipment	(3)	—	—
Other non-cash items, net	(101)	(1,043)	(216)
Changes in operating assets and liabilities
Accrued interest receivable	146	(185)	64
Accrued interest payable	(301)	71	(83)
Amounts receivable on derivative contracts	5,161	(839)	1,086
Amounts payable on derivative contracts	(5,404)	(34)	(1,392)
Net change in trading securities	(3,349)	(7,719)	(3,713)
Net change in FVO securities	161	(3,669)	2,375
Net change in other FVO assets and liabilities	223	1,885	(167)
Current income taxes	(103)	622	(108)
Other, net	1,019	1,138	213

	(1,284)	(8,964)	(698)

Cash flows provided by (used in) financing activities
Deposits, net of withdrawals	12,808	6,931	1,422
Obligations related to securities sold short	1,018	802	1,232
Net obligations related to securities lent or sold under repurchase agreements	1,969	(6,602)	4,652
Issue of subordinated indebtedness	1,500	—	—
Redemption/repurchase of subordinated indebtedness	—	(1,300)	(5)
Redemption of preferred share liabilities	(604)	—	—
Issue of common shares, net	147	145	131
Net proceeds from treasury shares sold (purchased)	—	(3)	—
Dividends	(384)	(383)	(377)
Other, net	(232)	(659)	(2,036)

	16,222	(1,069)	5,019

Cash flows provided by (used in) investing activities
Interest-bearing deposits with banks	(9,414)	2,528	(1,178)
Loans, net of repayments	(3,971)	(2,885)	(8,642)
Proceeds from securitizations	3,019	4,725	2,467
Purchase of AFS securities	(9,348)	(9,248)	(17,469)
Proceeds from sale of AFS securities	2,646	11,986	11,916
Proceeds from maturity of AFS securities	5,232	8,428	8,500
Net securities borrowed or purchased under resale agreements	(3,669)	(5,258)	254
Net cash provided by dispositions	54	—	—
Purchase of land, buildings and equipment	(27)	(71)	(57)

	(15,478)	10,205	(4,209)

Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	(11)	(5)	(7)

Net increase (decrease) in cash and non-interest-bearing deposits with banks during period	(551)	167	105
Cash and non-interest-bearing deposits with banks at beginning of period	2,190	2,023	1,812

Cash and non-interest-bearing deposits with banks at end of period (2)	$1,639	$2,190	$1,917

Cash interest paid	$1,278	$780	$740
Cash income taxes paid (recovered)	$139	$(60)	$167

(1)	Includes amortization of buildings, furniture, equipment, leasehold improvements, software and other intangible assets.

(2)	Includes restricted cash balances of $227 million (October 31, 2010: $246 million; January 31, 2010: $272 million).
The accompanying notes are an integral part of these interim consolidated financial statements.

34	CIBC First Quarter 2011

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
The unaudited interim consolidated financial statements of Canadian Imperial Bank of Commerce (CIBC) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These financial statements follow the same accounting policies and their methods of application as CIBC’s consolidated financial statements for the year ended October 31, 2010. CIBC’s interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and accordingly, should be read in conjunction with the consolidated financial statements for the year ended October 31, 2010, as set out on pages 104 to 179 of the 2010 Annual Report.
1. Fair value of financial instruments
The table below presents the level in the fair value hierarchy into which the fair values of financial instruments that are carried at fair value on the consolidated balance sheet are categorized:

	Level 1		Level 2		Level 3
			Valuation technique-		Valuation technique-
	Quoted		observable		non-observable
	market price		market inputs		market inputs		Total		Total
	Jan. 31	Oct. 31	Jan. 31	Oct. 31	Jan. 31	Oct. 31	Jan. 31		Oct. 31
$ millions, as at	2011	2010	2011	2010	2011	2010	2011		2010

Assets
Trading securities
Government issued or guaranteed securities	$6,407	$4,158	$7,051	$8,463	$—	$—	$13,458		$12,621
Corporate equity	14,444	11,818	1,181	1,090	—	—	15,625		12,908
Corporate debt	—	—	996	1,039	21	20	1,017		1,059
Mortgage- and asset-backed securities	—	—	289	342	1,517	1,627	1,806		1,969

	$20,851	$15,976	$9,517	$10,934	$1,538	$1,647	$31,906		$28,557

AFS securities
Government issued or guaranteed securities	$6,894	$7,398	$9,847	$9,310	$—	$—	$16,741		$16,708
Corporate equity	119	108	—	5	—	—	119		113
Corporate debt	—	—	3,853	2,713	22	23	3,875		2,736
Mortgage- and asset-backed securities	—	—	4,029	3,656	2,624	2,826	6,653		6,482

	$7,013	$7,506	$17,729	$15,684	$2,646	$2,849	$27,388		$26,039

FVO securities and loans	$290	$307	$21,999	$22,124	$11	$20	$22,300		$22,451
Derivative instruments	191	272	18,006	22,949	1,329	1,461	19,526		24,682

Total assets	$28,345	$24,061	$67,251	$71,691	$5,524	$5,977	$101,120		$101,729

Liabilities
Deposits	$—	$—	$(2,287)	$(2,397)	$(1,439)	$(1,428)	$(3,726	) (1)	$(3,825	) (1)
Derivative instruments	(224)	(265)	(17,879)	(23,148)	(2,583)	(3,076)	(20,686)		(26,489)
Obligations related to securities sold short	(3,559)	(3,793)	(7,891)	(5,880)	—	—	(11,450)		(9,673)

Total liabilities	$(3,783)	$(4,058)	$(28,057)	$(31,425)	$(4,022)	$(4,504)	$(35,862)		$(39,987)

(1)	Comprises FVO deposits of $3,407 million (October 31, 2010: $3,530 million) and bifurcated embedded derivatives of $319 million (October 31, 2010: $295 million).
The net gain recognized in the interim consolidated statement of operations on the financial instruments, for which fair value was estimated using valuation techniques requiring non-observable market parameters, for the quarter ended January 31, 2011 was $121 million (a net loss of $312 million for the quarter ended October 31, 2010).
     The following table presents the changes in fair value of assets, liabilities, and the net derivative assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.
     There were no transfers of financial instruments between the levels in this quarter.

CIBC First Quarter 2011	35

					Net unrealized
		Net gains/(losses)			gains/(losses)	Transfer		Transfer	Purchases
$ millions, as at or for the	Opening	included in income			included	in to		out of	and	Sales and	Closing
three months ended	balance	Realized (1)	Unrealized	(1)(2)	in OCI	Level 3		Level 3	issuances	settlements	balance

Jan. 31, 2011
Trading securities	$1,647	$14		$(46)	$—	$—		$—	$28	$(105)	$1,538
AFS securities	2,849	2		(1)	22	—		—	119	(345)	2,646
FVO securities and loans	20	—		—	—	—		—	—	(9)	11

Total assets	$4,516	$16		$(47)	$22	$—		$—	$147	$(459)	$4,195

Deposits (3)	$(1,428)	$(9)		$5	$—	$—		$—	$(34)	$27	$(1,439)
Derivative instruments (net)	(1,615)	(134)		290	—	—		—	(2)	207	(1,254)

Total liabilities	$(3,043)	$(143)		$295	$—	$—		$—	$(36)	$234	$(2,693)

Oct. 31, 2010
Trading securities	$1,518	$70		$129	$—	$—		$—	$342	$(412)	$1,647
AFS securities	3,239	16		1	(56)	2		(1)	326	(678)	2,849
FVO securities and loans	39	9		(5)	—	—		—	—	(23)	20

Total assets	$4,796	$95		$125	$(56)	$2		$(1)	$668	$(1,113)	$4,516

Deposits (3)	$(925)	$(57)		$(141)	$—	$(203	) (4)	$—	$(119)	$17	$(1,428)
Derivative instruments (net)	(2,014)	(32)		(302)	—	(6)		(14)	4	749	(1,615)

Total liabilities	$(2,939)	$(89)		$(443)	$—	$(209)		$(14)	$(115)	$766	$(3,043)

(1)	Includes foreign currency gains and losses.

(2)	Unrealized gains/losses relating to these assets and liabilities held at the end of the reporting period.

(3)	Comprises FVO deposits of $1,190 million (October 31, 2010: $1,188 million) and bifurcated embedded derivatives of $249 million (October 31, 2010: $240 million).

(4)	Transfer-in pertains to structured deposit notes containing bifurcated embedded derivatives carried at fair value.
Sensitivity of Level 3 financial assets and liabilities
Our approach for fair valuation of financial instruments is presented in Note 2 to the 2010 consolidated financial statements.
     Valuation techniques using non-observable market inputs are used for a number of financial instruments including our structured credit run-off business.
     Interest-only strips from the sale of securitized assets are valued using prepayment rates, which we consider to be a non-observable market input.
     Swap arrangements related to the sale of securitized assets are valued using liquidity rates, which we consider to be a non-observable market input.
     Asset-backed securities (ABS) are sensitive to credit spreads, which we consider to be a non-observable market input.
     FVO deposits that are not managed as part of our structured credit run-off business are sensitive to non-observable credit spreads, which are derived using extrapolation and correlation assumptions.
     Certain bifurcated embedded derivatives, due to the complexity and unique structure of the instruments, require significant assumptions and judgment to be applied to both the inputs and valuation techniques, which we consider to be non-observable.
     The effect of changing one or more of the assumptions to fair value these instruments to reasonably possible alternatives would impact net income or other comprehensive income (OCI) as described below.
     Our unhedged structured credit exposures (U.S. residential mortgage market (USRMM) and non-USRMM) are sensitive to changes in mark-to-market (MTM), generally as derived from indicative broker quotes or internal models. A 10% adverse change in MTM of the underlyings would result in losses of approximately $54 million in our unhedged USRMM portfolio and $110 million in our non-USRMM portfolio, excluding unhedged non-USRMM positions classified as loans which are carried at amortized cost, and before the impact of a limited recourse note hedge. The fair value of the limited recourse note hedge against positions classified as USRMM is expected to reasonably offset any changes in the fair value of the underlying positions.
     For our hedged positions, there are two categories of sensitivities; the first relates to our hedged loan portfolio and the second relates to our hedged fair valued exposures. Since on-balance sheet hedged loans are carried at amortized cost whereas the related credit derivatives are fair valued, a 10% increase in the MTM of credit derivatives in our hedged structured credit positions would result in a net gain of approximately $29 million, assuming current credit valuation adjustment (CVA) ratios remain unchanged. A 10% reduction in the MTM of our on-balance sheet fair valued exposures and a 10% increase in the MTM of all credit derivatives in our hedged structured credit

36	CIBC First Quarter 2011

positions would result in a net loss of approximately $7 million, assuming current CVA ratios remain unchanged.
     The impact of a 10% increase in the MTM of unmatched credit derivatives, where we have purchased protection but do not have exposure to the underlying, would result in a net gain of approximately $2 million, assuming current CVA ratios remain unchanged.
     The impact of a 10% reduction in receivables, net of CVA from financial guarantors, would result in a net loss of approximately $62 million.
     A 10% increase in prepayment rates pertaining to our retained interests related to the interest-only strip, resulting from the sale of securitized assets, would result in a net loss of approximately $22 million.
     A 20 basis point decrease in liquidity rates used to fair value our derivatives related to the sale of securitized assets would result in a loss of approximately $90 million.
     A 10% reduction in the MTM of our on-balance sheet ABS that are valued using non-observable credit and liquidity spreads would result in a decrease in OCI of approximately $161 million.
     A 10% reduction in the MTM of certain FVO deposits which are not managed as part of our structured credit run-off business and are valued using non-observable inputs, including correlation and extrapolated credit spreads, would result in a gain of approximately $12 million.
     A 10% reduction in the MTM of certain bifurcated embedded derivatives, valued using internally vetted valuation techniques, would result in a gain of approximately $25 million.
Fair value option
FVO designated assets and liabilities are those that (i) would otherwise cause measurement inconsistencies with hedging derivatives and securities sold short that are carried at fair value; or (ii) are managed on a fair value basis in accordance with a documented trading strategy and reported to key management personnel on that basis.
     The fair values of the FVO designated assets and liabilities (excluding hedges) were $22,300 million and $3,407 million, respectively, as at January 31, 2011 ($22,451 million and $3,530 million, respectively, as at October 31, 2010).
     The impact on the consolidated statement of operations from FVO designated instruments and related hedges and the impact of changes in credit spreads on FVO designated loans and liabilities are provided in the following table:

	For the three months ended
	2011	2010	2010
$ millions	Jan. 31	Oct. 31	Jan. 31

Impact of FVO designated instruments and related hedges
Net interest income	$54	$65	$69
Non-interest income — FVO loss	(98)	(184)	(205)

Net loss	$(44)	$(119)	$(136)

Gain (loss) from changes in credit spreads
FVO designated loans	$—	$—	$10
FVO designated liabilities	—	(1)	—

2. Significant disposition
Sale of CIBC Mellon Trust Company’s Issuer Services Business
Effective November 1, 2010, CIBC Mellon Trust Company (CMT), a 50/50 joint venture between CIBC and The Bank of New York Mellon, sold its Issuer Services business (stock transfer and employee share purchase plan services). As a result of the sale, CIBC recorded an after-tax gain of $37 million which is net of estimated claw-back and post-closing adjustments that will be settled effective November 1, 2011. CMT’s Issuer Services business results were reported in CIBC’s Corporate and Other reporting segment and the results of its operations were not considered significant to CIBC’s consolidated results.

CIBC First Quarter 2011	37

3. Securities
Fair value of AFS securities

				2011				2010
$ millions, as at				Jan. 31				Oct. 31
		Gross	Gross			Gross	Gross
	Amortized	unrealized	unrealized	Fair	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	value	cost	gains	losses	value

AFS securities
Securities issued or guaranteed by:
Canadian federal government	$5,615	$4	$(23)	$5,596	$5,385	$8	$(2)	$5,391
Other Canadian governments	4,679	10	(14)	4,675	4,602	86	—	4,688
U.S. Treasury	2,450	10	(9)	2,451	3,343	5	—	3,348
Other foreign governments	3,993	39	(13)	4,019	3,251	47	(17)	3,281
Mortgage-backed securities	4,992	75	(10)	5,057	4,627	103	(3)	4,727
Asset-backed securities	1,571	26	(1)	1,596	1,758	34	(37)	1,755
Corporate public debt	3,808	15	(3)	3,820	2,659	18	(1)	2,676
Corporate public equity	115	10	(6)	119	114	8	(9)	113
Corporate private debt	49	8	(2)	55	52	9	(1)	60
Corporate private equity (1)	512	319	(5)	826	582	337	(9)	910

	$27,784	$516	$(86)	$28,214	$26,373	$655	$(79)	$26,949

(1)	Carried at cost on the interim consolidated balance sheet as these do not have quoted market values in an active market.
As at January 31, 2011, the amortized cost of 244 AFS securities that are in a gross unrealized loss position (October 31, 2010: 170 securities) exceeded their fair value by $86 million (October 31, 2010: $79 million). The securities that have been in a gross unrealized loss position for more than a year include 11 AFS securities (October 31, 2010: nine AFS securities), with a gross unrealized loss of $9 million (October 31, 2010: $13 million). We have determined that the unrealized losses on these AFS securities are temporary in nature.
Reclassification of financial instruments
In October 2008, amendments made to the CICA handbook sections 3855 “Financial Instruments — Recognition and Measurement” and 3862 “Financial Instruments — Disclosures” permitted certain trading financial assets to be reclassified to held-to-maturity (HTM) and AFS in rare circumstances. In July 2009, amendments made to section 3855 resulted in the reclassification of these HTM securities to loans effective November 1, 2008. In the current quarter, we have not reclassified any securities.
     The following tables show the carrying values, fair values, and income or loss impact of the assets reclassified in prior years to date:

		2011		2010
$ millions, as at		Jan. 31		Oct. 31
	Fair	Carrying	Fair	Carrying
	value	value	value	value
Trading assets previously reclassified to HTM (currently in loans)	$4,943	$5,065	$5,525	$5,699
Trading assets previously reclassified to AFS	50	50	55	55

Total financial assets reclassified	$4,993	$5,115	$5,580	$5,754

	For the three months ended
	2011	2010	2010
$ millions	Jan. 31	Oct. 31	Jan. 31

Net income (loss) before taxes, recognized on securities reclassified
Gross income recognized in income statement	$8	$38	$41
Funding related interest expense	(18)	(19)	(25)

Net income (loss) recognized, before taxes	$(10)	$19	$16

Impact on net income if reclassification had not been made
On trading assets previously reclassified to HTM (currently in loans)	$51	$32	$125
On trading assets previously reclassified to AFS	—	3	1

Increase in income, before taxes	$51	$35	$126

38	CIBC First Quarter 2011

4. Loans
Allowance for credit losses

	As at or for the
	three months ended
			2011	2010	2010
			Jan. 31	Oct. 31	Jan. 31
	Specific	General	Total	Total	Total
$ millions	allowance	allowance	allowance	allowance	allowance

Balance at beginning of period	$631	$1,153	$1,784	$2,037	$2,043
Provision for (reversal of) credit losses	226	(17)	209	150	359
Write-offs	(255)	—	(255)	(434)	(388)
Recoveries	31	—	31	28	32
Other	(5)	(1)	(6)	3	(7)

Balance at end of period	$628	$1,135	$1,763	$1,784	$2,039

Comprises:
Loans	$628	$1,072	$1,700	$1,720	$1,964
Undrawn credit facilities (1)	—	63	63	64	75

(1)	Included in Other liabilities.
Impaired loans

			2011			2010
$ millions, as at			Jan. 31			Oct. 31
	Gross	Specific	Net	Gross	Specific	Net
	amount	allowance	total	amount	allowance	total

Residential mortgages	$432	$28	$404	$452	$30	$422
Personal	298	220	78	304	224	80
Business and government	1,099	380	719	1,080	377	703

Total impaired loans (1)	$1,829	$628	$1,201	$1,836	$631	$1,205

(1)	Average balance of gross impaired loans for the quarter ended January 31, 2011 totalled $1,796 million (for the quarter ended October 31, 2010: $1,994 million).
Contractually past due loans but not impaired

				2011	2010
				Jan. 31	Oct. 31
	Less than	31 to	Over
$ millions, as at	31 days	90 days	90 days	Total	Total

Residential mortgages	$1,606	$598	$241	$2,445	$2,375
Personal	534	123	30	687	591
Credit card	609	174	110	893	1,021
Business and government	360	342	19	721	555

	$3,109	$1,237	$400	$4,746	$4,542

CIBC First Quarter 2011	39

5. Securitizations and variable interest entities
Securitizations
The following table summarizes our securitization and sales activity for the periods noted in the table:

	For the three months ended
	2011			2010			2010
	Jan. 31			Oct. 31			Jan. 31
	Residential			Residential			Residential
$ millions	mortgages	Cards	(1)(2)	mortgages	Cards	(1)	mortgages

Securitized (3)	$4,308	$1,671		$7,540	$647		$1,351
Sold (3)	3,013	1,671		3,043	647		2,444
Net cash proceeds	3,019	1,671		3,065	508		2,467
Retained interests	122	1,671		134	146		118
Gain on sale, net of transaction costs	65	—		73	1		58

Retained interest assumptions (%)
Weighted-average remaining life (in years)	2.8	n/a		2.8	0.2		3.3
Prepayment/payment rate	15.0 - 18.0	n/a		15.0 - 18.0	37.4 - 37.6		15.0 - 18.0
Internal rate of return	1.4 - 9.3	n/a		2.4 - 8.7	3.6 - 3.7		2.0 - 8.5
Expected credit losses	0.0 - 0.4	n/a		0.0 - 0.4	5.2 - 5.9		0.0 - 0.4

(1)	Reinvestment in revolving securitizations is not included.

(2)	During the quarter, we securitized $1.7 billion of credit card receivables and purchased all of the retained interests, in the form of notes, relating to the securitization.

(3)	Includes $85 million (October 31, 2010: $86 million; January 31, 2010: $155 million) of uninsured fixed-rate mortgages securitized to a qualifying special purpose entity (QSPE).

n/a	Not applicable. The retained interest is in the form of notes to which these assumptions do not apply.
The following table provides details on our securitization exposures:

		Residential mortgages
		CMB/NHA		Prime and Near
		auction		Prime/Alt-A			Commercial
$ millions, as at		program	(1)	program	(2)	Cards	mortgages

Jan. 31, 2011	Retained interests in securitized assets sold (3)	$920		$157		$2,110	$5
	Assets securitized and not sold	19,779		—		—	—
	Liquidity facilities (4)	—		897		—	—

Oct. 31, 2010	Retained interests in securitized assets sold (3)	$961		$331		$591	$5
	Assets securitized and not sold	19,651		—		—	—
	Liquidity facilities (4)	—		772		—	—

(1)	Includes balances related to Canada Mortgage Bond and Government of Canada National Housing Act MBS Auction process and other Canada Mortgage and Housing Corporation (CMHC) and mortgage-backed securities (MBS) programs. Credit losses are not expected as the mortgages are insured.

(2)	The Near-Prime/Alt-A mortgages have an average loss rate over the past five years of 38 basis points (October 31, 2010: 37 basis points) and an average loan-to-value ratio of 74% (October 31, 2010: 74%). Total assets in the QSPE were $974 million (October 31, 2010: $1,019 million), which includes $335 million (October 31, 2010: $352 million) of Prime mortgages and $591 million (October 31, 2010: $586 million) of Near-Prime/Alt-A mortgages.

(3)	Includes retained interest purchased subsequent to the initial securitization.

(4)	Net of investments in our securitization vehicles.
Variable interest entities (VIEs)
The details of our VIEs are provided on pages 135 and 136 of the 2010 Annual Report.
VIEs that are consolidated
The table below provides details on the assets that support the obligations of the consolidated VIEs:

	2011	2010
$ millions, as at	Jan. 31	Oct. 31

Trading securities	$738	$818
AFS securities	82	85
Residential mortgages	54	62
Other assets	2	1

Total assets	$876	$966

40	CIBC First Quarter 2011

VIEs that are not consolidated
Our on-balance sheet amounts and maximum exposure to loss related to VIEs that are not consolidated are set out in the table below. The maximum exposure comprises the carrying value for investments, the notional amounts for liquidity and credit facilities, and the notional amounts less accumulated fair value losses for written credit derivatives on VIE reference assets less hedged positions excluding the impact of CVA.

	CIBC-		CIBC-		Third-party
	sponsored		structured		structured vehicles
$ millions, as at January 31, 2011	conduits	(1)	CDO vehicles	Run-off	Continuing	Total

On-balance sheet assets (2)
Trading securities	$7		$—	$584	$104	$695
AFS securities	—		5	13	1,405	1,423
FVO	—		—	—	203	203
Loans	74		379	6,414	—	6,867
Derivatives (3)	—		—	—	244	244

Total assets	$81		$384	$7,011	$1,956	$9,432

Oct. 31, 2010	$182		$448	$7,696	$1,962	$10,288

On-balance sheet liabilities
Derivatives (3)	$—		$31	$945	$21	$997

Total liabilities	$—		$31	$945	$21	$997

Oct. 31, 2010	$—		$36	$1,084	$2	$1,122

Maximum exposure to loss, net of hedges
Maximum exposure to loss before hedge positions	$15,554
Less: notional of protection purchased on hedges relating to written credit derivatives, less gross receivable on those hedges	(3,486)
Less: carrying value of hedged securities and loans	(6,607)

Maximum exposure to loss, net of hedges	$5,461

Oct. 31, 2010	$6,164

(1)	Includes several multi-seller conduits and a single-seller conduit. Total assets of multi-seller conduits amounted to $1.6 billion (October 31, 2010: $2.3 billion) which includes the underlying collateral amounts of $1.5 billion (October 31, 2010: $2.1 billion). Certain of our multi-seller conduits also hold commercial paper issued by our other conduits. Total assets of our single-seller conduit amounted to $410 million (October 31, 2010: $403 million).

(2)	Excludes securities issued by, retained interests in, and derivatives with entities established by CMHC, Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac), Government National Mortgage Association (Ginnie Mae), Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association (Sallie Mae).

(3)	Comprises credit derivatives (written options and total return swaps) under which we assume exposures and excludes all other derivatives.
6. Subordinated indebtedness
On November 2, 2010, we issued $1,500 million principal amount of 3.15% Debentures (subordinated indebtedness) due November 2, 2020. The Debentures qualify as Tier 2 capital.
     On January 31, 2011, we announced our planned redemption of all $1,080 million of our remaining 4.55% Debentures (subordinated indebtedness) due March 28, 2016. In accordance with their terms, the Debentures will be redeemed at 100% of their principal amount, plus accrued and unpaid interest, on March 28, 2011.

CIBC First Quarter 2011	41

7. Share capital
Common shares

	For the three months ended
		2011		2010		2010
		Jan. 31		Oct. 31		Jan. 31
	Number		Number		Number
	of shares		of shares		of shares
$ millions	(millions)	Amount	(millions)	Amount	(millions)	Amount

Balance at beginning of period	392.7	$6,804	390.8	$6,662	384.0	$6,241
Issuance pursuant to:
Stock option plans	0.5	26	0.2	12	1.1	43
Shareholder investment plan	1.3	99	1.4	114	1.4	88
Employee share purchase plan	0.3	22	0.3	19	—	—

	394.8	$6,951	392.7	$6,807	386.5	$6,372
Net purchases of treasury shares	—	—	—	(3)	—	—

Balance at end of period	394.8	$6,951	392.7	$6,804	386.5	$6,372

Regulatory capital and ratios
Our capital ratios and assets-to-capital multiple are presented in the following table:

	2011		2010
$ millions, as at	Jan. 31		Oct. 31

Capital
Tier 1 capital	$15,300		$14,851
Total regulatory capital	19,655		18,966

Risk-weighted assets
Credit risk	$86,018		$86,782
Market risk	2,555		1,625
Operational risk	18,413		18,256

Total risk-weighted assets	$106,986		$106,663

Capital ratios
Tier 1 capital ratio	14.3%		13.9%
Total capital ratio	18.4%		17.8%
Assets-to-capital multiple	17.6	x	17.0	x

During the quarter, we have complied in full with all of our regulatory capital requirements.
8. Financial guarantors
We have derivative contracts with financial guarantors to hedge our exposure on various reference assets. During the quarter, we recorded a net gain of $27 million (quarter ended October 31, 2010: net gain of $101 million; quarter ended January 31, 2010: net gain of $388 million) on the hedging contracts provided by financial guarantors in trading revenue. There was no significant pre-tax impact on termination of contracts with financial guarantors during the quarter (quarter ended October 31, 2010: net loss of $163 million; quarter ended January 31, 2010: net loss of $55 million).
     The related valuation adjustments were $229 million as at January 31, 2011 (October 31, 2010: $291 million).
     The fair value of derivative contracts with financial guarantors, net of valuation adjustments, was $622 million as at January 31, 2011 (October 31, 2010: $734 million).
     We believe that we have made appropriate fair value adjustments to date. The establishment of fair value adjustments involves estimates that are based on accounting processes and judgments by management.
     We evaluate the adequacy of the fair value adjustments on an ongoing basis. Market and economic conditions relating to these counterparties may change in the future, which could result in significant future losses.

42	CIBC First Quarter 2011

9. Income taxes
Future income tax asset
As at January 31, 2011, our future income tax asset was $566 million (October 31, 2010: $767 million), net of a $67 million valuation allowance (October 31, 2010: $66 million). Included in the future income tax asset as at January 31, 2011 were $229 million (October 31, 2010: $385 million) related to Canadian non-capital loss carryforwards that expire in 18 years, $54 million (October 31, 2010: $54 million) related to Canadian capital loss carryforwards that have no expiry date, and $191 million (October 31, 2010: $267 million) related to our U.S. operations.
     Accounting standards require a valuation allowance when it is more likely than not that all or a portion of a future income tax asset will not be realized prior to its expiration. Although realization is not assured, we believe that based on all available evidence, it is more likely than not that all of the future income tax asset, net of the valuation allowance, will be realized.
Enron
In prior years the Canada Revenue Agency (CRA) issued reassessments disallowing the deduction of approximately $3.0 billion of the 2005 Enron settlement payments and related 2005 and 2006 legal expenses. In 2010, we filed Notices of Appeal with the Tax Court of Canada. On September 30 and November 12, 2010, we received Replies from the Department of Justice which confirmed CRA’s reassessments. The matter is proceeding to litigation. We believe that we will be successful in sustaining at least the amount of the accounting tax benefit recognized to date.
     Should we successfully defend our tax filing position in its entirety, we would be able to recognize an additional accounting tax benefit of $214 million and taxable refund interest of approximately $169 million. Should we fail to defend our position in its entirety, additional tax expense of approximately $865 million and non-deductible interest of approximately $128 million would be incurred.
10. Employee future benefit expenses

	For the three months ended
	2011	2010	2010
$ millions	Jan. 31	Oct. 31	Jan. 31

Defined benefit plans
Pension benefit plans	$65	$47	$44
Other benefit plans	10	9	10

Total defined benefit expense	$75	$56	$54

Defined contribution plans
CIBC’s pension plans	$3	$3	$3
Government pension plans (1)	20	20	18

Total defined contribution expense	$23	$23	$21

(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.
11. Earnings per share (EPS)

	For the three months ended
	2011	2010	2010
$ millions, except per share amounts	Jan. 31	Oct. 31	Jan. 31

Basic EPS
Net income	$799	$500	$652
Preferred share dividends and premiums	(42)	(42)	(42)

Net income applicable to common shares	$757	$458	$610

Weighted-average common shares outstanding (thousands)	393,193	391,055	384,442

Basic EPS	$1.92	$1.17	$1.59

Diluted EPS
Net income applicable to common shares	$757	$458	$610

Weighted-average common shares outstanding (thousands)	393,193	391,055	384,442
Add: stock options potentially exercisable (1) (thousands)	1,002	1,008	1,156

Weighted-average diluted common shares outstanding (2) (thousands)	394,195	392,063	385,598

Diluted EPS	$1.92	$1.17	$1.58

(1)	Excludes average options outstanding of 1,180,974 with a weighted-average exercise price of $84.21; average options outstanding of 1,954,098 with a weighted-average exercise price of $78.99; and average options outstanding of 2,398,961 with a weighted-average exercise price of $77.62 for the three months ended January 31, 2011, October 31, 2010, and January 31, 2010, respectively, as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

(2)	Convertible preferred shares and preferred share liabilities have not been included in the calculation because either we have settled preferred shares for cash in the past or we have not exercised our conversion right in the past.

CIBC First Quarter 2011	43

12. Guarantees

			2011			2010
$ millions, as at			Jan. 31			Oct. 31
	Maximum			Maximum
	potential		Carrying	potential		Carrying
	future payment	(1)	amount	future payment	(1)	amount

Securities lending with indemnification (2)	$45,247		$—	$42,527		$—
Standby and performance letters of credit	6,039		26	5,721		25
Credit derivatives
Written options	10,855		1,669	12,080		1,884
Swap contracts written protection	2,900		125	2,982		156
Other derivative written options		(3)	1,290		(3)	1,593
Other indemnification agreements		(3)	—		(3)	—

(1)	The total collateral available relating to these guarantees was $48.2 billion (October 31, 2010: $45.5 billion).

(2)	Securities lending with indemnification is the full contract amount of custodial client securities lent by CIBC Mellon Global Securities Services Company, which is a 50/50 joint venture between CIBC and The Bank of New York Mellon.

(3)	See narrative on page 163 of the 2010 consolidated financial statements for further information.
13. Contingent liabilities
CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. While it is inherently difficult to predict the outcome of such matters, based on current knowledge and consultation with legal counsel, we do not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on our consolidated financial position. However, the outcome of any such matters, individually or in aggregate, may be material to our operating results for a particular period.
     In the fourth quarter of 2008, we recognized a gain of $895 million (US$841 million), resulting from the reduction to zero of our unfunded commitment on a variable funding note (VFN) issued by a CDO. This reduction followed certain actions of the indenture trustee for the CDO following the September 15, 2008 bankruptcy filing of Lehman Brothers Holdings, Inc. (Lehman), the guarantor of a related credit default swap agreement with the CDO.
     In September 2010, just prior to the expiration of a statute of limitations, the Lehman Estate instituted an adversary proceeding against numerous financial institutions, indenture trustees and note holders, including CIBC, related to this and more than 40 other CDOs. The Lehman Estate seeks a declaration that the indenture trustee’s actions were improper and that CIBC remains obligated to fund the VFN. In October 2010, the bankruptcy court issued an order, at the request of the Lehman Estate, staying all proceedings in the action for a period of nine months.
     Although there can be no certainty regarding any eventual outcome, we believe that the CDO indenture trustee’s actions in reducing the unfunded commitment on our VFN to zero, were fully supported by the terms of the governing contracts and the relevant legal standards and CIBC intends to vigorously contest the adversary proceeding.

44	CIBC First Quarter 2011

14. Segmented information
CIBC has two strategic business units (SBUs): CIBC Retail Markets and Wholesale Banking. These SBUs are supported by five functional groups — Technology and Operations; Corporate Development; Finance (including Treasury); Administration; and Risk Management. The activities of these functional groups are included within Corporate and Other, with their revenue, expenses, and balance sheet resources generally being allocated to the business lines within the SBUs.
     During the quarter, general allowance for credit losses related to FirstCaribbean International Bank, previously reported within CIBC Retail Markets, has been included within Corporate and Other. Prior period information was restated.
     The nature of transfer pricing and treasury allocation methodologies is such that the presentation of certain line items in segmented results is different compared to consolidated CIBC results.

		CIBC
		Retail	Wholesale	Corporate	CIBC
$ millions, for the three months ended		Markets	Banking	and Other	Total

Jan. 31, 2011	Net interest income (expense)	$1,596	$180	$(166)	$1,610
	Non-interest income	940	291	260	1,491

	Total revenue	2,536	471	94	3,101
	Provision for (reversal of) credit losses	275	(2)	(64)	209
	Amortization (1)	33	1	56	90
	Other non-interest expenses	1,380	302	50	1,732

	Income before income taxes and non-controlling interests	848	170	52	1,070
	Income tax expense	218	34	16	268
	Non-controlling interests	3	—	—	3

	Net income	$627	$136	$36	$799

	Average assets (2)	$260,414	$107,672	$(13,819)	$354,267

Oct. 31, 2010 (3)	Net interest income (expense)	$1,596	$187	$(138)	$1,645
	Non-interest income	884	51	674	1,609

	Total revenue	2,480	238	536	3,254
	Provision for (reversal of) credit losses	242	8	(100)	150
	Amortization (1)	32	—	64	96
	Other non-interest expenses	1,393	327	44	1,764

	Income (loss) before income taxes and non-controlling interests	813	(97)	528	1,244
	Income tax expense (benefit)	228	(41)	555	742
	Non-controlling interests	2	—	—	2

	Net income (loss)	$583	$(56)	$(27)	$500

	Average assets (2)	$271,632	$112,325	$(28,089)	$355,868

Jan. 31, 2010 (3)	Net interest income (expense)	$1,507	$147	$(140)	$1,514
	Non-interest income	895	466	186	1,547

	Total revenue	2,402	613	46	3,061
	Provision for (reversal of) credit losses	367	24	(32)	359
	Amortization (1)	29	1	64	94
	Other non-interest expenses	1,285	317	52	1,654

	Income (loss) before income taxes and non-controlling interests	721	271	(38)	954
	Income tax expense	189	76	21	286
	Non-controlling interests	5	11	—	16

	Net income (loss)	$527	$184	$(59)	$652

	Average assets (2)	$266,535	$101,885	$(27,598)	$340,822

(1)	Includes amortization of buildings, furniture, equipment, leasehold improvements, software and other intangible assets.

(2)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

(3)	Certain prior period information has been restated to conform to the presentation in the current period.

CIBC First Quarter 2011	45

15. Accounting developments
Transition to International Financial Reporting Standards (IFRS)
Canadian publicly accountable enterprises must transition to IFRS for fiscal years beginning on or after January 1, 2011. As a result, we will adopt IFRS commencing November 1, 2011 and will publish our first consolidated financial statements, prepared in accordance with IFRS, for the quarter ending January 31, 2012. Upon adoption, we will provide fiscal 2011 comparative financial information, also prepared in accordance with IFRS.
     The transition to IFRS represents a significant initiative for us and is supported by a formal governance structure with an enterprise-wide view and a dedicated project team.
     The requirements concerning the transition to IFRS are set out in IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, which generally requires that changes from Canadian GAAP be applied retroactively and reflected in our opening November 1, 2010 comparative IFRS consolidated balance sheet. However, there are a number of transitional elections, some of which entail an exemption from retroactive application, available under the transitional rules that we continue to evaluate.
     IFRS is expected to result in accounting policy differences in many areas. Based on existing IFRS and the assessment of our transitional elections to date, the areas that have the potential for the most significant impact to our financial and capital reporting include derecognition of financial instruments and the accounting for post-employment benefits as described on page 179 of our 2010 Annual Report.
Future changes
Proposed changes to the IFRS accounting standards may introduce additional significant accounting differences, although we expect that most of the changes arising from the proposed standards will not be effective for us until the years following our initial IFRS transition in fiscal 2012.
     The impact of IFRS to us at transition will ultimately depend on the IFRS standards and capital reporting rules in effect at the time, transition elections that have not yet been finalized, and the prevailing business and economic facts and circumstances.

46	CIBC First Quarter 2011